FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2002

SIEMENS AKTIENGESELLSCHAFT
(Exact name of registrant as specified in its charter)

Wittelsbacherplatz 2
D-80333 Munich, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes    ☐    No    ☒

if “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This report is incorporated by reference into the prospectuses contained in Registration Statements Nos. 333-13428 and 333-14294 on Form S-8 filed by the registrant under the Securities Act of 1933.

SIEMENS AG

Management’s Discussion and Analysis

To help our shareholders follow our growth and progress, our financial results are prepared in accordance with U.S. GAAP using a component model that presents the results for Siemens worldwide according to (i) our Operating groups separately from the results for (ii) our Financing and Real Estate activities, and (iii) the effects of Eliminations, reclassifications and Corporate Treasury activities.

The three components of Siemens worldwide are as follows:

•	Operations—This component is defined as Siemens’ Operating groups including corporate headquarters and excluding the activities of the Financing and Real Estate segments and Corporate Treasury.

•	Financing and Real Estate—Siemens’ Financing and Real Estate segments are responsible for the Company’s international leasing, finance, and real estate management activities.

•
Eliminations, reclassifications and Corporate Treasury—The third component included in Siemens’ financial statements enhances the transparency of the other components by separately presenting the elimination of transactions among Operations and Financing and Real Estate and certain reclassifications. This component also includes Siemens’ Corporate Treasury activities.

Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and other intangible assets, and no longer amortizes goodwill. Consistent with this change, EBITA is now referred to as EBIT.

Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method. Accordingly, the Company’s net investment in Infineon is included within long-term investments in the consolidated balance sheet, and its share of the net income or losses of Infineon is included as part of investment income in the consolidated statement of income (see footnote 3 to the financial statements). The consolidated results of operations and cash flows of Infineon for the two months ended November 30, 2001 are included in “Eliminations, reclassifications and Corporate Treasury.” In the prior fiscal year, Infineon was fully consolidated. Accordingly, we continue to show Infineon as a separate component in fiscal 2001.

The Management’s Discussion and Analysis presents results for the second quarter of fiscal 2002 as compared to the second quarter of fiscal 2001, followed by an analysis of the statements of income. We then present results for the first six months of the current and prior fiscal year, followed by an analysis of income, liquidity and capital resources, customer financing, market risk, critical accounting policies and our outlook.

HIGHLIGHTS – Second quarter of 2002 compared to second quarter of 2001

•
Net income in the second quarter was €1.281 billion, compared to €538 million in the previous quarter and €578 million in the same quarter a year ago. Earnings per share were €1.44 compared to €0.65 in the previous year. (See note below.)

•	Net income includes a gain of €604 million on the sale of shares in Infineon, offset by Siemens’ €43 million share of Infineon’s second-quarter net loss, for a net positive effect of €561 million.

•
EBIT from Operations was €919 million, including restructuring charges and asset write-downs totaling €114 million and a €79 million negative effect from the financial crisis in Argentina. EBIT from Operations was €487 million in the previous quarter and €922 million in the same quarter a year ago.

•	Sales rose 3% to €21.258 billion compared to €20.629 billion in the prior year and orders decreased 2% to €22.431 billion compared €22.940 billion in the same quarter a year earlier.

•
Net cash from operating activities for the second quarter improved to €2.339 billion. Investing activities used €906 million, primarily in transactions involving Atecs Mannesmann and Infineon, resulting in net cash from operating and investing activities for the second quarter of €1.433 billion.

Note: Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and other intangible assets. Accordingly, Siemens no longer amortizes goodwill. Net income for the second quarter of the prior year included goodwill amortization of €103 million, which reduced reported earnings per share by €0.12. For all periods presented, earnings per share reflect a stock split, at a ratio of one additional share for every two shares owned, which took effect on April 30, 2001.

Net income excluding special items – Second quarter of 2002 compared to second quarter of 2001

(in millions of €)

Three months ended March 31
	2002	2001
Net income	1,281	578
Special items (net of taxes)	(604)	—

Net income excluding special items	677	578

Net income excluding special items adjusts reported net income by removing certain one-time items from results in the Operations and Financing and Real Estate segments. We adjust net income in this way to provide a more meaningful comparison between the periods under review.

Net income excluding special items was €677 million compared to net income of €578 million in the previous year. Earnings per share excluding special items for the second quarter of fiscal year 2002 were €0.76 compared to earnings per share of €0.65 for the same period of fiscal year 2001.

Siemens recorded a tax-free gain of €604 million on the sale of 40 million Infineon shares in open market transactions during the second quarter, with proceeds of €966 million. These sales reduced our stake in Infineon to 41.3% as of March 31, 2002. There were no special items recorded in the second quarter of the prior year.

ACQUISITIONS AND DISPOSITIONS

We completed the following transactions in the second quarter of fiscal 2002:

•
In the second quarter, Vodafone AG exercised its option to sell to Siemens its 50% minus two shares stake in Atecs. In connection with this exercise, Siemens made a cash payment of €3.7 billion to Vodafone AG.

•	In January 2002, the Company sold 40 million shares of Infineon as described above.

•
In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth AG, a wholly-owned subsidiary of Atecs classified as held-for-sale, to Robert Bosch GmbH for an adjusted equity value of €2.2 billion. As this business had been accounted for as an asset held-for-sale, no gain or loss was recorded in connection with the disposition.

SEGMENT INFORMATION ANALYSIS – Second quarter of 2002 compared to second quarter of 2001

OPERATIONS

Information and Communications

The sharp reduction in capital expenditures among telecommunications carriers continued to overshadow restructuring progress at Information and Communication Networks (ICN). EBIT at ICN was a negative €158 million, a total which included restructuring charges and asset write-downs of €60 million as well as a €31 million impact due to Argentina. For comparison, EBIT in the same quarter a year earlier was a positive €50 million, of which €40 million came from the sale of venture capital investments. Efficient Networks accounted for €103 million of ICN’s loss, due to weak demand and heightened competition in the U.S. broadband access market. Sales declined 16% year-over-year, to €2.657 billion, and orders fell 36%, to €2.174 billion. On a consecutive-quarter basis, sales were 5% higher and orders fell 17%. ICN has intensified its already vigorous restructuring measures, including the planned reduction of approximately 6,500 positions in the coming quarters. In implementing this plan, the Group expects to incur expenses of approximately €300 million in the second half of the year.

Information and Communication Mobile (ICM) continued its steady progress in a challenging market environment, earning €44 million in EBIT, including restructuring charges of €14 million at the Mobile Networks Division and a €10 million share of the impact from Argentina. EBIT in the comparable quarter a year ago was €6 million. Sales of €2.731 billion were flat year-over-year, while a major GSM infrastructure contract in the U.S. pushed ICM’s orders up 20%, to €3.325 billion. The Mobile Networks Division contributed €33 million to EBIT despite ongoing margin erosion and the restructuring charges. As consumers slowed their purchases and shifted to lower-priced phones, the Mobile Phones Division leveraged cost reduction efforts to contribute EBIT of €13 million on sales of €1.052 billion and a volume of 8.3 million units.

Siemens Business Services (SBS) improved its EBIT to €38 million from €24 million in the comparable quarter a year earlier. As expected, sales of €1.461 billion were slightly below the level of the prior year but level with the previous quarter, while weak markets particularly in Europe and the U.S. caused orders to decline year-over-year, to €1.459 billion.

Automation and Control

Automation and Drives (A&D) was again in the front ranks of Siemens’ earnings performers with EBIT of €138 million, despite taking charges totaling €30 million for restructuring, asset write-downs, and other impacts including Argentina. As a result, A&D’s EBIT margin declined sequentially to 6.5% from 8.8% in the first quarter of fiscal 2002. Excluding these charges, EBIT margin was 7.9%. A&D’s earnings in the second quarter a year earlier were €270 million. Slow economic growth in the U.S. during the first calendar quarter adversely affected global sales and orders, which were down 3% and 7% year over year at €2.133 billion and €2.168 billion, respectively.

In a generally weak market for industrial solutions, Industrial Solutions and Services (I&S) posted a negative €39 million EBIT, including restructuring charges of €30 million. EBIT was positive in the same quarter a year earlier, at €9 million. Sales were stable at €1.069 billion, while orders of €1.017 billion were 12% below the prior-year level.

Siemens Dematic (SD) delivered €12 million in EBIT compared to €31 million in the same quarter a year earlier, before the Group began the task of integrating the Dematic businesses from the Atecs acquisition. Sales of €747 million and orders of €684 million were up substantially year-over-year due to the Dematic merger, but declined on a comparable, consecutive-quarter basis by 7% and 10%, respectively, as demand remained soft for the Electronics Assembly Division’s pick-and-place systems and the Postal Automation Division sought opportunities outside the weak U.S. market.

Siemens Building Technologies (SBT) contributed €40 million in EBIT compared to €45 million in the same quarter a year earlier. The Building Automation Division helped drive 5% growth in both sales and orders, to €1.406 billion and €1.473 billion, respectively.

Power

Power Generation (PG) was again the earnings and orders leader among the Operating groups, with EBIT of €450 million. Approximately €75 million in EBIT resulted from revised estimates of project performance. For comparison, EBIT in the second quarter a year earlier was €129 million. These figures are not affected by any customer cancellation penalties. Excluding the €75 million EBIT effect, EBIT margin was 14.3%. PG’s EBIT margin more than doubled compared to the prior-year period, to 17.2%, as the Group maximized production capacity. Sales of €2.614 billion were 51% higher than a year earlier, reflecting the Group’s increasing conversion of earlier orders into current business. Second-quarter orders of €3.405 billion were not only higher than the €3.358 billion a year ago but better balanced geographically, with new bookings in Europe, Asia-Pacific and Mexico. These positive developments kept PG’s order backlog above the €25 billion level, including reservations.

EBIT at Power Transmission and Distribution (PTD) was €30 million compared to €10 million in the same quarter a year earlier. Sales rose 12% year-over-year, to €1.005 billion, on the strength of prior order growth at the High Voltage Division. Orders, at €1.020 billion, were flat.

Transportation

Productivity improvements helped Transportation Systems (TS) increase its EBIT to €62 million compared to €38 million in the same quarter a year ago. At €1.060 billion, sales were 7% higher than a year earlier. TS continued to win significant new business, including a turnkey subway system in Bangkok and vehicle orders in Germany and the U.S. Though total orders of €1.070 billion came in below the unusually high levels of the previous and prior-year quarters, they maintained the Group’s order backlog above €11 billion.

Siemens VDO Automotive (SV) returned to profitability, with EBIT of €18 million compared to a negative €7 million EBIT in the second quarter a year ago. Sales of €2.207 billion and orders of €2.211 billion were up substantially year-over-year due to integration of businesses from the Atecs acquisition in the third quarter a year ago. Sales and orders also rose 9% on a comparable, consecutive-quarter basis, as the Group’s innovative diesel injection systems met with accelerating market success.

Medical

Medical Solutions (Med) delivered exceptional results in earnings and orders. The Group’s €262 million in EBIT was a 45% jump compared to the €181 million posted a year earlier, and a 24% increase over the €212 million earned in the previous quarter. EBIT margin reached 14.0%, compared to 10.4% a year ago, driven strongly by the profitability of the Group’s imaging business. Sales continued to climb, moving up 7% year-over-year to €1.870 billion, while orders surged 24%, to €2.141 billion.

Lighting

Osram battled pricing pressures to deliver €90 million in EBIT, 18% lower than a year ago but higher compared to the previous quarter’s €78 million. The economic environment in Osram’s large U.S. market restricted sales volume growth to €1.138 billion, nearly unchanged from the same quarter of the prior year.

Corporate, eliminations (Operations) and Reconciliation to Financial Statements

The Managing Board is responsible for assessing the performance of the groups. Corporate, eliminations (Operations) and Reconciliation to Financial Statements include various categories of items which are not allocated to the groups since the Managing Board has determined that such items are not indicative of Group performance. Reconciliation to Financial Statements includes various items excluded by definition from EBIT. Group EBIT is used to determine bonus payments in accordance with our management incentive program.

EBIT for Corporate, eliminations was a negative €68 million compared to a positive €26 million a year ago. Corporate headquarters expenses and charges were a negative €133 million, down 14% from a negative €155 million in the comparable quarter a year earlier. As previously announced, non-allocated pension-related income (expense) of negative €55 million was negatively affected by changes in pension trust net asset values and lower return assumptions. This line item was a positive €20 million in the prior-year period. (See also footnote 22 of the financial statements). Equity earnings (losses) from centrally held equity investments were a negative €10 million compared to a positive €23 million a year earlier. Equity earnings for the current period included Siemens’ €43 million share of Infineon’s second quarter loss. Also included in EBIT for Corporate, eliminations is a gain of €66 million on the sale of an investment while the prior year’s quarter included gains of €227 million on the sale of marketable securities from the centrally managed equities portfolio and effects from the positive resolution of certain asset disposal contingencies partially offset by a €209 million loss on the sale of a domestic equity and fixed income fund.

Reconciliation to Financial Statements. Other interest expense was €26 million in the second quarter of fiscal 2002 compared to €28 million a year earlier. Goodwill amortization for Operations was €97 million in the second quarter of fiscal 2001. In accordance with changes in U.S. GAAP, goodwill is no longer amortized. Gains on sales and dispositions of significant business interests and other special items are discussed on page 2 under “Net income excluding special items.”

FINANCING AND REAL ESTATE

Siemens Financial Services (SFS) improved income before income taxes to €41 million compared to €33 million in the same quarter a year earlier, driven by improved performance in the Equipment & Sales Financing Division and Investment Management Division.

Income before income tax at Siemens Real Estate (SRE) were €79 million on revenues of €408 million, which rose year-over-year due in part to the Group taking control of most of SBT’s real estate property at the beginning of fiscal 2002. Prior year income before income tax at SRE amounted to €40 million.

CONSOLIDATED STATEMENTS OF INCOME – Second quarter of 2002 compared to second quarter of 2001

OPERATIONS

Net sales from Operations benefited from Siemens’ balanced business portfolio, as they increased 9% to €21.067 billion from €19.282 billion in the second quarter a year earlier. While macroeconomic conditions slowed sales growth in some sectors, Siemens’ long-cycle businesses including Power Generation (PG), Transportation Systems (TS), and Power Transmission and Distribution (PTD) posted solid increases in sales year-over-year, and PG and TS have built sizable order backlogs capable of supporting sales volumes in coming quarters.

Gross profit as a percentage of sales declined from 29.6% to 27.9% as higher margins at PG and Med were offset by lower margins at ICN, ICM, A&D and I&S, including restructuring charges.

Research and development expense as a percentage of sales was 6.8%, compared to 6.5% a year earlier. Marketing, selling and general administrative expenses as a percentage of sales dropped significantly, from 20.1% to 17.1%, due to reduced outlays for marketing primarily at ICM and lower provisions for accounts receivable mostly at ICN.

Other operating income (expense) was a negative €74 million compared to a positive €174 million last year, a period which included the effects of positive resolution of certain asset disposal contingencies and minor asset disposals.

Income from investments in other companies was a positive €96 million compared to a negative €191 million in the prior-year period, which included a loss of €209 million on the sale of an interest in a domestic equity and fixed income fund. The current year includes Siemens’ share on the loss of Infineon amounting to €43 million as well as a €66 million gain on the sale of a centrally held investment.

Income from financial assets and marketable securities was a negative €3 million compared to a positive €328 million in the second quarter of last year, which included higher sales of equity securities. Included in the prior year were gains of €227 million on the sale of marketable securities of the centrally managed equities portfolio as well as gains of €40 million from the sale of venture capital investments at ICN.

Interest income (expense) of Operations, net for the second quarter was a €67 million compared to interest income of €41 million in the second quarter a year earlier.

EBIT from Operations for the second quarter of fiscal 2002 was a positive €919 million, compared with a positive €922 million for the second quarter of fiscal 2001. The current period includes €114 million in restructuring charges and asset write-downs as well as a €79 million negative effect from the financial crisis in Argentina.

Other interest expense for the second quarter was €26 million, compared to other interest expense of €28 million in the second quarter of 2001.

In the second quarter of last year, Siemens recorded €97 million in goodwill amortization for Operations.

Gains on sales and dispositions of significant business interests include the gain resulting from the tax-free sale of 40 million Infineon shares in open market transactions.

FINANCING AND REAL ESTATE

Sales from Financing and Real Estate increased 19% to €561 million for the second quarter compared to the same period in 2001. Interest income was €24 million, which represents a decrease of €9 million over the second quarter of 2001. Income before income taxes for the second quarter increased to €120 million compared to €73 million for the same period of fiscal 2001.

ELIMINATIONS, RECLASSIFICATIONS AND CORPORATE TREASURY

This component of Siemens worldwide includes eliminations of activity conducted between the other two components: Operations, and Financing and Real Estate (for definitions of these components, see page 1). Beginning December 2001, Infineon is accounted for under the equity method. The results of Infineon for October and November 2001 are included in this component. To the extent that Infineon provided products and services to the Operations groups in the prior year, these effects are eliminated here.

This component also includes reclassification of financial items, which are associated with Operations but not included in EBIT of Operations. We make these reclassifications in our Consolidated Statements of Income to enable increased transparency in reporting results for Operations.

Finally, this component also reflects the results of intra-Siemens activity by our Corporate Treasury, which provides corporate finance and treasury management services to our Operations component and to our Financing and Real Estate component.

SIEMENS WORLDWIDE

Orders in Germany decreased 14% to €4.457 billion from €5.164 billion in the second quarter of fiscal 2001, including the net effect of acquisitions and dispositions. Excluding this effect, orders in Germany decreased 16%. International orders rose from €17.776 billion a year ago to €17.974 billion in the second quarter fiscal 2002, an increase of 1%. Excluding the net effect of acquisitions, dispositions, and currency effects, international orders decreased 3%. Sales in Germany increased 3% to €4.605 billion, while international sales rose 3% to €16.653 billion. Excluding the net effect of acquisitions, dispositions, and currency effects, sales in Germany were flat while international sales rose 1%. International business accounts for approximately 80% of Siemens’ total volume.

Gross profit decreased by 2.3 percentage points compared to the prior year. The effects of Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury on gross profit are discussed above.

The effective tax rate on income for the second quarter of fiscal 2002 was 21%, which was positively impacted by the tax-free sale of Infineon shares.

HIGHLIGHTS – First half of 2002 compared to first half of 2001

•	Net income for the first half was €1.819 billion, compared to €1.578 billion in last year’s period. Earnings per share were €2.05 compared to €1.79 in the previous year. (See note below).

•
Net income includes gains of €936 million on sales of shares in Infineon, offset by Siemens’ €218 million share of Infineon’s net loss during the six month period, for a net positive effect of €718 million.

•
EBIT from Operations was €1.406 billion, including restructuring charges and asset write-downs totaling €261 million and a €90 million negative effect from the financial crisis in Argentina. EBIT from Operations was €1.938 billion in the same period a year ago.

•	Sales rose 3% to €42.244 billion compared to €41.100 billion in the prior year and orders rose 3% to €47.821 billion compared €46.597 billion in the first half of fiscal 2001.

•
Net cash from operating activities for the first six months improved to €2.253 billion compared to €1.088 billion last year. Investing activities used €513 million, compared to €1.560 billion in the prior year. Net cash from operating and investing activities for the half-year was €1.740 billion compared to a negative €472 million in the comparable period last year.

Note: Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and other intangible assets. Accordingly, Siemens no longer amortizes goodwill. Net income for the six months ended March 31, 2001 included goodwill amortization of €198 million, which reduced reported earnings per share by €0.22. For all periods presented, earnings per share reflect a stock split, at a ratio of one additional share for every two shares owned, which took effect on April 30, 2001.

Net income excluding special items – First half of 2002 compared to first half of 2001

(in millions of €)

Six months ended March 31
	2002	2001
Net income	1,819	1,578
Special items (net of taxes)	(936)	(222)

Net income excluding special items	883	1,356

Net income excluding special items adjusts reported net income by removing certain one-time items from results in the Operations and Financing and Real Estate segments. We adjust net income in this way to provide a more meaningful comparison between the periods under review.

Net income excluding special items was €883 million compared to net income of €1.356 billion in the previous year. Earnings per share excluding special items for the first half of fiscal year 2002 were €0.99 compared to earnings per share of €1.54 for the same period of fiscal year 2001.

Siemens recorded a tax-free gain of €332 million on the sale of 23.1 million Infineon shares in open market transactions during the first quarter, with proceeds of €556 million. During the second quarter, Siemens recorded a gain of €604 million on the sale of 40 million Infineon shares in open market transactions, with proceeds of €966 million. These sales reduced our stake in Infineon to 41.3% as of March 31, 2002. (See discussion below.)

Lower tax rates enacted by the tax reform passed in Germany in October 2000 resulted in a one-time reduction of €222 million in income tax expense resulting from the adjustment of Siemens’ deferred tax balances at October 1, 2000. This benefit was recorded in the first quarter of fiscal 2001.

ACQUISITIONS AND DISPOSITIONS

We completed the following transactions in the first half of fiscal 2002:

•
In the second quarter, Vodafone AG exercised its option to sell to Siemens its 50% minus two shares stake in Atecs. In connection with this exercise, Siemens made a cash payment of €3.7 billion to Vodafone AG.

•
In January 2002, the Company sold 40 million shares of Infineon resulting in net proceeds of €966 million with a resulting net gain of €604 million. During the first quarter of fiscal 2002, the Company sold 23.1 million shares of Infineon for net proceeds of €556 million and a tax-free gain of €332 million.

•
In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth AG, a wholly-owned subsidiary of Atecs classified as held-for-sale, to Robert Bosch GmbH for an adjusted equity value of €2.2 billion. As this business had been accounted for as an asset held-for-sale, no gain or loss was recorded in the connection with the disposition.

•
On December 5, 2001, we transferred 200 million Infineon shares or approximately 28.9% of Infineon’s outstanding share capital to an irrevocable, non-voting trust under a trust agreement. Under the terms of the trust agreement, the shares transferred to the trust may not be voted, as we have irrevocably relinquished our voting rights in those shares and the trustee is not permitted to vote the shares it holds in trust. We continue to be entitled to all the benefits of economic ownership of the shares held by the trustee. The transfer on December 5, 2001 reduced our voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while our ownership interest at December 31, 2001 was 47.1%, our voting interest was 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by our domestic pension trust, represents a combined voting interest of 31.4% at December 31, 2001. Since shareholders of Infineon other than Siemens and the pension trust own 39.7% of Infineon’s share capital, they control a majority of the shares that may be voted at any Infineon shareholders’ meeting. The effect of the transfer of Infineon shares into the non-voting trust is that shareholders in Infineon other than Siemens and the pension trust have a disproportionate voting interest.

As we no longer have a majority voting interest in Infineon, we have from December 2001 no longer included the assets and liabilities and results of operations of Infineon in our consolidated financial statements and instead account for our ownership interest in Infineon using the equity method. See footnote 3 to the consolidated financial statements.

•
On November 20, 2001, the Company sold Mannesmann Sachs AG through a sale to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716 million. As this business had been accounted for as an asset held for sale, no gain or loss was recorded in connection with the disposition.

EVA PERFORMANCE

Siemens continues to drive its entire management system enterprise-wide to focus on economic value added (EVA). This includes benchmarking all our businesses against their top competitors worldwide and linking management compensation directly to the EVA performance of the groups as well as Siemens as a whole.

EVA is defined as net operating profit after taxes minus cost of capital, which represents the minimum return on net operating assets. According to this concept, a business creates value only when it recovers at least its cost of capital and furthermore delivers EVA improvements in line with capital market requirements. Because the two major components of Siemens—Operations and Financing and Real Estate—are fundamentally different from each other, we adjust our calculations of EVA accordingly. We use an “Operations Concept” for Operations, and a finance concept known as RORAC (return on risk-adjusted capital) for Financing and Real Estate. This enables us to use EVA as a consistent management metric while leaving business-specific value drivers transparent. The EVA for Siemens worldwide is the sum of the EVA for the two components plus the net income impact of special items.

Siemens worldwide excluding special items realized negative EVA of €101 million in the first six months of fiscal 2002 compared to positive EVA of €274 million in the same period of fiscal 2001. Including the effects of special items, EVA was a €835 million compared to a €496 million in the prior year.

EVA calculation (in millions of €)
	Half Year 2002	Half Year 2001
Operations
EBIT from Operations	1,406	1,938
Taxes and other	(567)	(681)

Net operating profit after taxes	839	1,257
Net capital employed	20,651	24,000
Financial adjustments/average calculation1)	3,293	(668)
Average net operating assets	23,944	23,332
Capital cost	(1,088)	(1,070)

EVA for Operations	(249)	187

Financing and Real Estate
Income before income taxes	250	237
Taxes and other	(87)	(69)

Net operating profit after taxes	163	168
Equity	1,850	1,790
Capital cost	(82)	(79)

Financing and Real Estate2)	148	110

Siemens excluding Infineon	(101)	297
EVA for Infineon3)		(23)

Siemens worldwide excluding special items	(101)	274

Special items	936	222

Siemens worldwide	835	496

1) The term “net operating assets” equals to net capital employed except for the effects of financial adjustments and the fact that full-year net operating assets are calculated as the average total of four fiscal quarters with a time lag of one quarter.
2) Includes EVA for eliminations, reclassifications and Corporate Treasury.
3) In Fiscal Year 2002, EVA for Infineon is included in EVA for Operations.

SEGMENT INFORMATION ANALYSIS – First half of 2002 compared to first half of 2001

The following discussion adheres to our component model of reporting and includes an analysis of the financial performance of our Operations segments and our Financing and Real Estate segments.

OPERATIONS

Information and Communications

EBIT at ICN for the first half of the fiscal year fell by €482 million, to a negative €282 million, compared to the first six months of fiscal 2001. In the first two quarters of the current year, the Group faced a sharp downturn in capital expenditures among customers for its carrier and enterprise switching systems, took restructuring charges and asset write-downs totaling €136 million. Included in ICN’s loss are losses of €160 million at Efficient Networks in the U.S. The first half of the current year included a nonrecurring gain of €60 million, while the first half of the prior year included €113 million in gains from the sale of venture capital investments. EBIT margin fell from 3.3% in the first half a year ago to a negative 5.4% in the first half of fiscal 2002. EVA declined. Sales fell to €5.197 billion, 14% lower than in the same period a year earlier. New orders fell by 29%, to €4.801 billion. At €2.627 billion, ICN reduced its net capital employed at the end of the second quarter from the €3.039 billion level recorded at the end of fiscal 2001.

ICM’s first-half EBIT decreased to €81 million from €225 million in the first six months of the prior fiscal year, due largely to €63 million in restructuring charges at the Mobile Networks Division. EBIT margin declined from 4.0% to 1.4%. Sales in the first six months of fiscal 2002 increased to €5.858 billion, 3% higher than in the same period in the prior year. Orders increased by 12% to €6.643 billion, in part on the strength of a major GSM infrastructure contract in the U.S. ICM’s net capital employed were €2.615 billion, nearly unchanged from the end of the prior fiscal year. EVA was negative and below prior year.

EBIT at SBS for the first half of fiscal 2002 rose to €70 million from €38 million in the first six months. EBIT margin rose to 2.4% from 1.3%. Sales and orders were nearly level with the prior-year period, sales sliding 2% to €2.928 billion while orders edged up 1% to €3.359. Net capital employed increased to €593 million compared to €492 million at the end of the preceding fiscal year, due in part to reduction of restructuring liabilities. EVA strongly improved and moved into positive territory.

Automation and Control

Half-year EBIT fell 36% at A&D compared to the prior fiscal year, from €486 million to €311 million, as the Group took charges for restructuring, asset write-downs and other impacts in the second quarter of the current fiscal year. Difficult economic conditions primarily in the U.S. market pushed sales down 5% compared to the first half of the prior year, to €4.091 billion, and orders down 4% to €4.533 billion. Lower earnings and an increase in net capital employed, to €2.752 billion, reduced the Group’s positive EVA.

EBIT at I&S fell €63 million from first half a year ago to a negative €37 million for the first six months of fiscal 2002. The Group took restructuring measures and charges of €30 million in the second quarter, moving EBIT margin at I&S in the first half to a negative 1.8% compared to a positive level in the same period a year earlier. The Group’s order backlog kept sales steady at €2.109 billion for the half-year, 2% higher than in the same period a year earlier, while orders fell 8% to €2.182 billion from the prior-year level primarily related to developments in Germany. The earnings decline combined with increased net capital employed pushed EVA at I&S into negative territory.

First-half EBIT at SD was €23 million compared to €78 million in the same period a year earlier, mainly due to adverse effects on the Electronic Assembly division from the downturn in the telecommunications industry. EBIT margin for the first six months dropped from 8.2% a year earlier to 1.5% in fiscal 2002. Merging with the Dematic businesses included in the Atecs acquisition lifted SD’s first-half sales significantly year-over-year, to €1.551 billion, and elevated orders by 85%, to €1.447 billion. Net capital employed increased by €87 million to €1.044 billion, contributing to a negative EVA.

SBT’s half-year EBIT rose to €85 million from €53 million in the same period a year earlier which included €31 million non-recurring charges. EBIT margin increased from 2.1% to 3.1%. In the first six months of 2002, sales rose by 6%, to €2.718 billion and orders rose by 3%, to €2.870 billion. SBT’s net capital employed decreased by €223 million, to €2.018 billion for the half-year, and coupled with higher earnings this significantly improved the Group’s EVA, which remained negative.

Power

PG delivered EBIT of €752 million for the first six months, €517 million higher than the €235 million a year earlier. Higher capacity utilization enabled PG to push its EBIT margin to 15.8% for the half-year, compared to 6.3% in the first six months of fiscal 2001, and also enabled the Group to convert orders to sales at a higher rate. The current period includes a positive €75 million effect resulting from revised estimates of project performance. Sales for the first six months jumped 28%, to €4.748 billion, compared to €3.704 billion a year earlier. Orders for the first half of fiscal 2002 rose 15%, to €7.498 billion. PG’s EVA moved deeper into positive territory, and the Group further improved net capital employed from a negative €1.020 billion at the end of fiscal 2001 to a negative €1.247 billion at the end of the second quarter as advances from customers increased.

Half-year EBIT at PTD improved to €50 million in fiscal 2002 from €36 million in fiscal 2001, despite restructuring charges and capacity adjustments totaling €22 million during the first six months of the current fiscal year. EBIT margin for the first half improved from 2.0% to 2.5%. Sales rose 10% for the first two quarters, to €2.007 billion, and orders jumped by 27%, to €2.669 billion, compared to the first half of fiscal 2001. Net capital employed increased on rising inventories, which offset higher earnings to keep EVA negative.

Transportation

TS increased its EBIT for the first half by €33 million compared to fiscal 2001, to €112 million. Half-year EBIT margin also improved, from 4.1% to 5.5%. Sales were up 5% compared to the first half of fiscal 2001, but orders rose 28% or €639 million to €2.923 billion for the first half of the fiscal year, as TS continued to win large new contracts for vehicles as well as turnkey rail systems. The Group further reduced its net capital employed from a negative €932 million to a negative €1.011 billion on the strength of increased customer prepayments. The combined improvement in earnings and assets boosted EVA as well.

SV was in the black for the first half of fiscal 2002, with EBIT of €12 million compared to a negative €43 million for the first half a year earlier. EBIT margin also turned positive, at 0.3% compared to a negative 2.1% in the prior-year period. At €4.234 billion, sales and orders increased substantially due to the Group’s merger with the VDO businesses from the Atecs acquisition. Due to increased production of diesel injection systems, net capital employed at SV rose from €3.605 billion at the end of fiscal 2001 to €3.784 billion at the midpoint of fiscal 2002 and contributed to the Group’s half-year decline in EVA.

Medical

EBIT at Med climbed 17% to €474 million, from €406 million for the first six months of fiscal 2002, and EBIT margin rose to 13.0% from 11.7%. Sales increased by 5% to €3.640 billion. The slower relative increase in orders, to €4.111 billion, results from comparison with the first half of the prior year, which included an unusual level of orders at the Group’s newly acquired Shared Medical Systems unit. Higher earnings more than offset Med’s modest increase in net capital employed, and EVA increased further.

Lighting

A recessionary economy in Osram’s large U.S. market was a major factor in reducing the Group’s EBIT by €88 million, to €168 million for the first six months of fiscal 2002. The year-over-year comparison is also influenced by one-time non-operating gains of €23 million in the first quarter of the prior year. EBIT margin fell from 10.9% to 7.5% for the current period. Sales decreased 5%, to €2.237 billion. Net capital employed increased. EVA decreased but remained positive.

Corporate, eliminations (Operations) and Reconciliation to Financial Statements

EBIT for Corporate, eliminations was a negative €413 million compared to a negative €137 million a year ago. Corporate headquarters expenses and charges for the first six months of fiscal 2002 were a negative €321 million, down 15% from a negative €377 million in the comparable period a year earlier. As previously announced, non-allocated pension-related income (expense) of negative €118 million was negatively affected by changes in pension trust net asset values and lower return assumptions. This line item was a positive €84 million in the prior-year period. (See also footnote 22 of the financial statements). Equity earnings (losses) from centrally held equity investments were a negative €40 million compared a positive €38 million a year earlier. Equity earnings for the current period included Siemens’ share of Infineon’s first half loss. Also included in EBIT for Corporate, eliminations in the current half year is a gain of €66 million on the sale of an investment while the prior year’s first half included gains of €227 million on the sale of marketable securities from the centrally managed equities portfolio and effects from the positive resolution of certain asset disposal contingencies partially offset by a €209 million loss on the sale of a domestic equity and fixed income fund.

Reconciliation to Financial Statements. Other interest expense was €92 million for the first six months of fiscal 2002 compared to €113 million a year earlier. Goodwill amortization and IPR&D expenses were €233 million in the second quarter of fiscal 2001. IPR&D expense in the first six months of the prior year includes €47 million related to the acquisition of Acuson on November 2000. In accordance with changes in U.S. GAAP, goodwill is no longer amortized. Gains on sales and dispositions of significant business interests and other special items are discussed on page 7 under “Net income excluding special items.”

FINANCING AND REAL ESTATE

Income before income taxes at SFS fell €33 million, to €83 million for the first half-year, from €116 million in the same period of fiscal 2001. The prior year result was positively affected by gains of €45 million on the sale of equity stakes in India and the U.S. The Group’s total assets reached €9.019 billion at the end of the second quarter, while EVA decreased due to lower income before income taxes, but remained positive.

At SRE, income before income taxes grew €46 million to €167 million for the first half of fiscal 2002. The Group took control of most of SBT’s real estate properties beginning in the first quarter. This shift increased total assets to €3.799 billion, and EVA increased.

CONSOLIDATED STATEMENTS OF INCOME – First half of 2002 compared to first half of 2001

OPERATIONS

Net sales from Operations increased 8% to €41.470 billion compared to €38.409 billion in the same period a year earlier.

Gross profit as a percentage of sales declined from 29.2% to 27.6% as higher margins at PG and Med were offset by lower margins at ICN, ICM, A&D and I&S, including restructuring charges.

Research and development expense as a percentage of sales was 6.8% compared to 6.6% a year earlier. Marketing, selling and general administrative expenses as a percentage of sales dropped significantly, from 19.2% to 17.7%, due to reduced outlays for marketing and lower provisions for accounts receivable, especially at ICN and ICM.

Other operating income (expense) was a negative €27 million compared to a positive €222 million last year. The current period includes a €60 million non-recurring gain at ICN, offset by higher amortization of intangible assets. The prior year period included gains on sales of business interests and the effects of positive resolution of certain asset disposal contingencies.

Income from investments in other companies was a positive €88 million compared to a negative €99 million in the prior-year period, which included a loss of €209 million on the sale of an interest in a domestic equity and fixed income fund. The current year includes Siemens’ share of the loss of Infineon as well as a €66 million gain on the sale of a centrally held investment.

Income from financial assets and marketable securities was a positive €5 million compared to a positive €430 million in the first half of last year. Last year included a gain of €227 million on the sale of marketable securities from the centrally managed equities portfolio as well as gains of €113 million from the sale of venture capital investments at ICN.

Interest income (expense) of Operations, net for the first half was €49 million compared to interest income of €65 million in the first half a year earlier.

EBIT from Operations for the first six months of fiscal 2002 was a positive €1.406 billion, compared with a positive €1.938 billion for the first six months of fiscal 2001. The current year includes €261 million in restructuring charges and asset write-downs.

Other interest expense for the first half was €92 million, compared to other interest expense of €113 million in the first half of 2001.

In the first six months of last year, Siemens recorded €233 million in goodwill amortization and purchased IPR&D expenses of Operations. IPR&D included €47 million relating to the acquisition of Acuson in November 2000.

Gains on sales and dispositions of significant business interests include gains of €936 million resulting from the sale of 23.1 million Infineon shares during the first quarter and an additional 40 million shares in the second quarter in open market transactions.

FINANCING AND REAL ESTATE

Sales from Financing and Real Estate increased 15% to €1.077 billion for the first six months compared to the same period in 2001. Interest income was unchanged compared to the prior year at €41 million. Income before income taxes for the first half increased to €250 million compared to €237 million for the same period of fiscal 2001.

ELIMINATIONS, RECLASSIFICATIONS AND CORPORATE TREASURY

For a definition of items included in this component, see page 5.

SIEMENS WORLDWIDE

Orders in Germany decreased 4% to €9.618 billion from €10.055 billion in the first six months of fiscal 2001, including the net effect of acquisitions and dispositions. Excluding this effect, orders in Germany decreased 7%. International orders rose from €36.542 billion a year ago to €38.203 billion in the first half of fiscal 2002, an increase of 5%. Excluding the net effect of acquisitions, dispositions, and currency effects, international orders increased 4%. Sales in Germany decreased 2% to €9.025 billion, while international sales rose 4% to €33.219 billion. Excluding acquisitions, dispositions, and currency effects, sales in Germany decreased 6% while international sales rose 3%. International business accounts for approximately 80% of Siemens’ total volume.

Gross profit margin decreased by 3.1 percentage points compared to the prior year. The effects of Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury on gross profit are discussed above. In addition, gross profit for Siemens worldwide was negatively affected by the significant decrease in gross profit at Infineon, whose activity was included for October and November 2001.

The effective tax rate on income for the first six months of fiscal 2002 was 20%, which was positively impacted by the tax-free sales of Infineon shares.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations and Financing and Real Estate components.

Cash Flow

Net cash provided by the operating activities of the Operations component for the first six months of fiscal 2002 totaled €2.334 billion compared to €196 million used in the same period of fiscal 2001. Net income in the first half of fiscal 2002 includes gains of €936 million on sales of shares of Infineon. These gains, along with the proceeds of the sales, are eliminated from net cash provided by operating activities and included in net cash provided by investing activities. The prior year includes the elimination of gains resulting from the adjustment of deferred taxes due to the enactment of lower tax rates in Germany as well as gains on the sale of marketable securities. Development of working capital (defined as current assets and current liabilities) was balanced in the current fiscal period, as decreases in accounts receivable and other current assets were offset almost equally by decreases in accounts payable and accrued liabilities. The prior year period included significant increases in inventories, primarily at our Information and Communications businesses as well as increased accounts receivable and other current assets.

Net cash used in investing activities within Operations was €178 million, compared to net cash used of €740 million in the first half of fiscal 2001. Additions to property, plant and equipment and purchases of investments were €651 million lower than in the same period last year. Atecs transactions largely offset each other as a cash payment of €3.7 billion to Vodafone AG was countered by €3.1 billion received in proceeds from the disposition of Atecs businesses held-for-sale, (primarily Rexroth). Sales of Infineon shares in each of the first two quarters generated proceeds totaling €1.522 billion for the first six months. The prior year included cash outlays related to the purchase of Acuson and an advance deposit in connection with the purchase of Atecs offset by proceeds from the sale of an interest in a domestic equity and fixed income fund.

Net cash provided by operating activities within the Financing and Real Estate component for the first six months of 2002 was €381 million compared to €161 million in the same period of fiscal 2001. The development of current liabilities accounted for most of the difference.

Net cash provided by investing activities in Financing and Real Estate was €23 million compared to €826 million for the same period a year earlier, which included higher net proceeds from the sale of accounts receivable. During the current six months period, collections on previously sold accounts receivable outpaced new sales by €190 million.

Net cash provided by operating activities of Siemens worldwide totaled €2.253 billion compared to €1.088 billion for the first six months of fiscal 2001. Net working capital used only €774 million in the first half of fiscal 2002 compared to €2.426 billion in the first six months of fiscal 2001.

Net cash used in investing activities of Siemens worldwide was €513 million in the first half of fiscal 2002 compared to net cash used of €1.560 billion last year. Capital expenditures excluding acquisitions were €1.969 billion, down compared to €3.413 billion in the first half a year earlier, a period which included €1.078 billion in capital expenditures at Infineon.

Net cash provided by operating and investing activities of Siemens worldwide was €1.740 billion compared to net cash used of €472 million a year earlier.

Net cash provided by financing activities for Siemens worldwide was €19 million compared to net cash used of €1.166 billion in the first half of fiscal 2001. The current period included the payment of an €888 million dividend in the second quarter. The prior year period included a dividend payment of €1.412 billion and repayments of debt.

For Siemens worldwide, cash and cash equivalents for the period increased €1.443 billion to €9.245 billion as a result of the factors noted above as well as the deconsolidation of Infineon and currency translation effects.

Capital Resources and Capital Requirements

Siemens is committed to a strong financial profile, characterized by a conservative capital structure and excellent financial flexibility.

Standard & Poor’s and Moody’s Investors Service rate our long-term corporate credit AA- and Aa3, respectively, both including a stable outlook. Their ratings for our short-term corporate credit and commercial paper are A-1+ and P-1, respectively. The ratings for our long- and short-term corporate credit reflect the confidence of the major debt rating agencies in our well diversified operations, our leading market position in many industries, an expectation of continued financial performance, and our continuing commitment to a strong balance sheet and broad financial flexibility.

Recently, the rating agencies have focused more specifically on an assessment of liquidity risk. Moody’s most recent liquidity risk assessment for Siemens views the Company as “very healthy.”

Capital resources at March 31, 2002 included €9.2 billion in cash and cash equivalents, and €801 million in available-for-sale marketable securities, (primarily our interest in Epcos AG.) In addition, our remaining shares in Infineon with a market value (based on actual share price at March 31, 2002) of approximately €7.4 billion could be seen as an additional source of cash. In addition, Siemens has established SieFunds, a Special Purpose Entity (SPE), to securitize accounts receivable. Siemens continues to place a high priority on management of cash flows from operating and investing activities, including the strategic impact on cash flows of divestments and acquisitions.

Capital requirements include normal debt service, regular capital spending, and cash requirements for provisions and accruals. Approximately €3.0 billion of debt including commercial paper is scheduled to become due in the next twelve months. Planned capital spending programs have been reduced in line with more difficult market conditions. In addition, the deconsolidation of Infineon at the end of the first quarter of fiscal 2002, which had accounted for a substantial percentage of overall capital expenditures of Siemens worldwide, has resulted in considerably lower capital expenditures compared with previous periods. Our shareholder’s equity at

March 31, 2002 was €25.1 billion, an increase of €1.3 billion since September 30, 2001. We have authorization from our shareholders to repurchase up to 10% of our outstanding shares at any time until July 16, 2003. We have no immediate plans to exercise this authorization.

Principle Sources of Liquidity

In addition to the substantial capital resources noted above, Siemens has €3.7 billion in unused backstop facilities. Also, our available commercial paper programs currently include U.S.$3 billion (recently increased from $1.6 billion) and €3 billion (also increased from €1.5 billion) in the U.S. dollar and euro markets, respectively. We also have a medium-term note program of €5 billion in Europe that was increased in April 2002 from €3.5 billion. Our commercial paper is typically issued with a maturity of between 30-50 days.

Our unused backstop facilities are available in the unlikely event that we are unable to access commercial paper or medium-term notes markets. The backstop facilities at our disposal include U.S.$2.0 billion expiring November 2002 provided by a syndicate of international banks, an aggregate of €1 billion expiring February 2004 provided by two domestic banks, and €400 million expiring in July 2006 provided by a domestic bank. We expect to renew the first backstop facility in the next fiscal quarter. The backstop facilities contain standard Material Adverse Change clauses of the type typically included in low-risk backstop facility agreements. None of our commercial paper, medium-term note or backstop facility programs have specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral support, except in the case of nonpayment of amounts when due.

In addition to these sources of liquidity, Siemens constantly monitors funding options available in the capital markets as well as trends in the availability and cost of such funding, with a view to ensuring excellent financial flexibility and limiting undue repayment risks. For example, in August 2000, the Company issued €2.5 billion in exchangeable notes and in June 2001 we issued medium-term and long-term bonds resulting in net proceeds of approximately €4 billion. The proceeds were used to reduce our commercial paper funding and to refinance bonds coming due in the subsequent 18 months.

Our Financing and Real Estate businesses are also a key element in our financial management activities. SFS administers structures that allow Siemens to raise funding either by issuing asset-backed securities under our SieFunds program, or alternatively by selling portfolios of receivables directly to banks. At March 31, 2002, €676 million in accounts receivable were outstanding under both alternatives. The Company intends at the moment to limit the amount outstanding to about €1 billion. The average outstanding balance during the last six months was approximately €700 million. Although asset securitization is not a primary source of funding for Siemens, we have provided a full discussion of the structure of these arrangements on page 16.

Contractual Obligations and Commercial Commitments

In the ordinary course of business, Siemens’ primary contractual obligations regarding cash involve debt service as well as operating lease commitments. Other commercial commitments, including primarily guarantees of credit of third parties, are contingent upon the occurrence of specific events. Commercial commitments also include guarantees involving customer financing arrangements and our SieFunds program (see below). Following is a detailed discussion of these contractual obligations and commercial commitments.

The following table summarizes contractual obligations for future cash outflows as of March 31, 2002:

	Payments due by period (€ in millions)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Debt	13,211	3,042	762	6,130	3,277
Operating leases	2,476	419	722	491	844

Total contractual cash obligations	15,687	3,461	1,484	6,621	4,121

Debt—At March 31, 2002, Siemens worldwide had €13.211 billion of short- and long-term debt, of which €3.042 billion becomes due within the next 12 months. Included in the total short-term debt is approximately €800 million of short-term commercial paper. The remainder is represented by bonds and other loans from banks becoming due within the next 12 months. The weighted average maturity of our long-term capital market bonds and notes due after one year was 5.3 years. At September 30, 2001, total debt was €12.610 billion.

Siemens raises funds in the capital markets for the entire company, including the Financing and Real Estate component, solely through its Corporate Treasury. Corporate Treasury then lends funds to the Operations and Financing and Real Estate components as intracompany financing. Under this approach, €8.781 billion of total company debt is directly attributable to the Financing and Real Estate component and the remainder to Operations at March 31, 2002. At September 30, 2001, €8.877 billion was attributable to the Financing and Real Estate component out of total company debt of €12.610 billion. As of March 31, 2002 and September 30, 2001, the Financing and Real Estate component additionally held €536 million and €539 million in short-term and long-term debt from external sources.

Our notes and bonds contain no specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger a requirement for early payment or additional collateral support, except in the case of nonpayment of interest or principal.

The Financing and Real Estate component maintains a debt to equity ratio of 5:1, appropriate to the leveraged nature of this business. This approach aligns Siemens’ management of debt and leverage in the Financing and Real Estate component with the perspective taken by the rating agencies.

The components of debt for Siemens worldwide at March 31, 2002 were as follows:

(€ in millions)	Short-Term	Long-Term
Notes and bonds	1,156	8,993
Loans from banks	1,073	281
Other financial indebtedness	783	689
Obligations under capital leases	30	206

Subtotal	3,042	10,169

Total debt		13,211

Operating leases—At March 31, 2002, the Company had a total of €2.476 billion in future payment obligations under noncancellable operating leases with an original term in excess of one year.

The following table summarizes contingent commercial commitments as of March 31, 2002:

	Amount of commitment expiration per period (€ in millions)
Other commercial commitments	Total amounts committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Lines of credit	573	573	—	—	—
Guarantees	4,544	3,846	311	43	344
Other commercial commitments	1,426	43	1,024	64	295

Total commercial commitments	6,543	4,462	1,335	107	639

Lines of Credit—As a March 31, 2002, Siemens provided a liquidity line of €573 million in connection with asset securitization through SieFunds. In addition, SieFunds has made arrangements for liquidity lines from third parties independent of Siemens.

Guarantees—Guarantees are principally represented by performance bonds, guarantees of advances received related to long-term contracts and those issued in connection with long-term vendor financing arrangements (see also Customer Financing below, page 17). The €4.544 billion total in the table above includes €549 million in customer financing guarantees and €191 million in guarantees related to our SieFunds program. In the event that it is probable that Siemens will be required to satisfy these guarantees, provisions are established. Most of the guarantees have fixed or scheduled expiration dates, and in actual practice such guarantees are rarely drawn. Guarantees also include an amount of €1.5 billion related to the sale of our defense electronics business in 1998. We expect this guarantee to be returned and cancelled in the next six months.

Other commercial commitments—The Company has commitments related to vendor financing arrangements represented by approved but unutilized loans and guarantees of approximately €859 million at March 31, 2002. (See Customer Financing, page 17.) Siemens also has commitments to make capital contributions of €158 million through Siemens Project Ventures, (SPV) in connection with investments whose primary goal is the development of infrastructure projects. At March 31, 2002, Siemens had a small portfolio of nine infrastructure projects, seven in the power business and two in the telecommunications business. The largest such commitment relates to a power generation project in Indonesia, Jawa Power. In connection with such projects, Siemens purchases insurance that covers certain specific project risks, especially political risks. At March 31, 2002, the net equity investment in these projects totaled approximately €268 million. Other than capital contributions, Siemens has no other commercial commitments related to these projects.

The Company also has commitments to make capital contributions totaling €304 million to certain project companies and to venture capital investments. Other commercial commitments also include €105 million in discounted bills of exchange.

Provisions—In the ordinary course of business Siemens establishes various types of provisions. Projected cash requirements related to provisions for contract losses over the next twelve months total approximately €1.2 billion. (For a discussion of potential contract losses, see the fiscal 2001 Form 20-F, page 98).

Off balance sheet arrangement

Although not a principle source of liquidity for Siemens, asset securitization, together with limited direct sales of receivables to banks, are a supplemental enhancement to our financing strategy and demonstrate an aspect of our flexible funding approach. The maximum amount of receivables outstanding in these programs is currently limited by Siemens to about €1 billion.

Asset securitization involves the repackaging of accounts receivable into securities that are sold in the commercial paper market. This requires the separation of the credit risk of the accounts receivable from the credit risk of the originator (i.e., Siemens) through the sale of the accounts receivable to a non-consolidated special purpose entity. To fund the purchase price payable to the originator, the special purpose entity issues commercial paper. The commercial paper is secured by and repaid with the future cash flows generated by the accounts receivable. To increase investor confidence in the securitization, the originator (seller) of the accounts receivable generally retains a subordinated interest in the receivables equivalent to estimates of potential loss exposure. For Siemens, this interest amounts to 6-8% of the receivables sold, or approximately €37 million at March 31, 2002. Retained interests are collected by Siemens after the underlying receivables are settled.

Additionally, Siemens provides a transaction-specific letter of credit to SieFunds for possible losses exceeding the amount of the retained interests in receivables originated by Siemens and third parties. Furthermore, Siemens also provides a program-wide letter of credit which covers additional contingent liabilities. At March 31, 2002, these letters of credit amounted to €191 million, approximately 17% of the total receivables held by SieFunds. We believe the likelihood is remote that these letters of credit would be accessed. Both letters of credit are included in the total amount of guarantees noted on page 15 above.

Finally, Siemens provides liquidity lines to SieFunds. In the unlikely event that SieFunds could not obtain refinancing in the commercial paper market, Siemens has agreed to lend SieFunds an amount covering this liquidity risk exceeding the amount of the transaction-specific letter of credit noted above and liquidity support provided by third parties. These liquidity lines amounted to €573 million at March 31, 2002. We believe, however, that given the excellent credit rating of SieFunds, the likelihood that SieFunds would draw down these liquidity lines is remote.

The SieFunds structure includes two types of special purpose entities. The first entity purchases the accounts receivable and meets the accounting criteria for a qualifying special purpose entity (QSPE). A qualifying entity’s activities must be restricted to passive investment in financial assets and issuance of beneficial interests in those assets. The second SieFunds entity is a multi-seller commercial paper conduit which purchases beneficial interests in the accounts receivable of the QSPE and finances these purchases by issuing commercial paper. This second entity is not a QSPE. SFS is the administrator of both the commercial paper conduit and the QSPE. Under current U.S. GAAP, neither of these special purpose entities are consolidated in Siemens’ financial statements. Proposals currently under consideration by the Financial Accounting Standards Board (FASB) may change the criteria for consolidation of such entities by their administrator and/or the transferor of the receivables. Such changes, if adopted by the FASB, may impact the way Siemens uses and accounts for SieFunds in the future.

At March 31, 2002, SieFunds held accounts receivable originated by Siemens of €549 million. The SieFunds commercial paper program has always received the highest available ratings from Standard & Poor’s and Moody’s of A-1+ and P-1, respectively.

Pension plan funding

Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of our domestic employees and the majority of our foreign employees. The domestic (German) pension plans as well as the most significant foreign plans are funded with assets in external pension trusts that have been segregated and restricted in order to fund Siemens’ obligations under the defined benefit plans.

At March 31, 2002, the overall funding status shows underfunding of €3.1 billion, as the estimated projected benefit obligation (PBO) of €19.0 billion exceeded the fair value of plan assets which total €15.9 billion. This represents an improvement in funding status compared to September 30, 2001, and is primarily due to the increase in the fair value of plan assets from €14.8 billion to €15.9 billion (therein domestic pension trust from €9.5 billion to €10.8 billion) as a result mainly of the positive performance of international equities markets in the intervening period, including the appreciation of the stake held by the domestic pension trust in Infineon.

As of September 30, 2001, the accumulated benefit obligation (ABO) for some of our defined benefit pension plans (particularly for the domestic pension trust) exceeded the fair value of plan assets. The ABO represents the present value of the future obligation without consideration of future salary increases. This amount was €12.4 billion (therein €12.2 billion for the domestic pension trust) as of September 30, 2001. Also at year end, the fair value of the related plan assets was €9.7 billion (€9.5 billion for the domestic pension trust). This resulted in an underfunding of the ABO in the amount of €2.7 billion. Taking into account a previously recorded prepaid pension asset of €3.8 billion, originating at the time of the transfer of Infineon shares to the domestic pension trust in the previous fiscal year, this underfunding led to the recognition of an additional minimum liability of €4.0 billion, net of tax, directly against other comprehensive income within shareholder’s equity.

Pension plan assets of the domestic pension trust are primarily invested in international equity and fixed income security fund, a real estate fund, and in 91.3 million shares or 13.2% of Infineon Technologies AG.

We did not contribute to the domestic pension trust during the half-year ended March 31, 2002. Future funding decisions for the domestic pension trust will be made giving due consideration to developments affecting plan assets and pension liabilities. Our funding policy for most of the foreign pension plans is to contribute the minimum amount required by applicable law plus such additional amounts as we may determine to be appropriate.

During the period ended March 31, 2002, net periodic pension cost of €203 million (including €94 million for the domestic pension trust) was recognized compared to a net periodic pension income of €26 million in the comparable period of the prior fiscal year. The increase in net periodic pension cost is mainly attributable to the domestic pension trust. As of September 30, 2001, unrecognized losses of the domestic pension trust exceeded the 10% corridor limitation, which resulted in an amortization of such losses into expense of €106 million for the first six months of the current fiscal year. Additionally, we adjusted the expected return on plan assets actuarial assumption for the domestic pension trust from 9.5% in 2001 to 8.25% in 2002 in order to reflect an expected decline in future investment performance.

We currently expect net periodic pension expense to increase further by approximately €250 million in fiscal 2003, using historical market values of plan assets over the four quarters of fiscal 2002 to measure the fair value of plan assets. A 1% change in the expected return on plan assets assumption would result in an increase/decrease of this amount by €100 million assuming a constant net asset value of plan assets. Evidence of significant changes in investment performance or change in the portfolio mix of invested assets can indicate a necessity to change the assumption of expected return on plan assets. Changes in other pension plan assumptions such as the discount rate can also materially impact net periodic pension expense.

CUSTOMER FINANCING

The following table presents our customer financing commitments at March 31, 2002 and September 30, 2001:

	Total loans and guarantees		Thereof
			Loans		Guarantees
(in € billion)	March 31, 2002	September 30, 2001	March 31, 2002	September 30, 2001	March 31, 2002	September 30, 2001
Approved commitments	2.6	2.5	1.9	1.6	0.7	0.9
Utilized	1.7	1.7	1.2	1.0	0.5	0.7
Not utilized	0.9	0.8	0.7	0.6	0.2	0.2

Commitments under negotiation	0.4	0.8	0.4	0.8	—	—

Total	3.0	3.3	2.3	2.4	0.7	0.9

Market demand and industry practices, particularly in the telecommunication equipment area, require Siemens increasingly to assist customers in arranging financing from various third party sources, including export credit agencies, in order to be awarded supply contracts. The Company also provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers. Siemens may enter into a combination of the above arrangements. Siemens evaluates such financing requirements on a very selective basis and has forgone and will continue to forgo new business contracts if the financing risks are not justifiable.

According to our credit approval process, the Corporate Executive Committee of the Managing Board must approve all customer financing projects of the Operations groups that exceed €25 million for customers with an investment-grade financing risk and €12.5 million for customers with a non-investment financing risk. In reviewing requests for such financings, which generally carry a substantially higher risk element than is incurred in the ordinary course of our business, we take into account various business aspects as well as financial risk factors. The financial risk factors are analyzed under a comprehensive standard risk assessment model comparable to those used by international banks. Such models are primarily driven by the rating of the customer. Absent a rating, we internally assess the credit-worthiness of the customer and the feasibility of the particular project, provided the cash flow of the project will be the primary source for the debt service. Independent of the Operations groups, SFS conducts this risk assessment in support of the decision-making role of the Corporate Executive Committee. The Operations groups retain overall business responsibility for such financing arrangements, which impact their net capital employed asset base.

Currently approved and contractually committed financing totals approximately €2.6 billion relating primarily to projects at ICN and ICM. For comparison, current net accounts receivable were €16.8 billion and net current and noncurrent loans and other accounts receivable were €5.7 billion at March 31, 2002. Of the total €2.6 billion approved and contractually committed financing, €1.7 billion has been utilized either by providing supplier credits (approximately €1.2 billion) or in the form of guarantees extended by Siemens to banks in support of their loans to Siemens’ customers (approximately €549 million). The largest exposures before taking provisions into account are financings to Telecom Asia Corp. Public Company Ltd., Thailand (€304 million), which was rescheduled in 1999, and Is Tim, Turkey GSM (€151 million). Exposure related to a financing to Orascom, Telecel Group in various African countries (€211 million), is expected to be partly covered by the Belgian governmental export credit agency.

Also included in the €2.6 billion total is approximately €859 million which has been approved for customer financing but has not yet been utilized. Included in this amount are commitments to provide financing for two UMTS wireless network projects along with NEC Corp., Japan; Retevisión Móviles S.A., Spain, (Amena) (approximately €152 million), and Hutchison 3G Limited, Great Britain (approximately €160 million). Also included is a commitment related to Cell C South Africa (approximately €189 million) and BTS Tanayong, Thailand (approximately €152).

Additionally, approximately €400 million of customer financing projects are approved in principle but are still under negotiation.

Revenue and income for projects financed directly or indirectly by Siemens are recognized if the credit quality as evidenced by the customer’s rating or by the credit analysis performed by SFS (in support of the Executive Committee) meets certain parameters. Such parameters are equivalent to a minimum of single B rating category as awarded by rating agencies or based upon the ability to sell the financing without recourse to Siemens in the financial markets. Provisions are also established considering the specific credit risks of certain countries. Additionally, provisions are established on an individual basis taking into account the credit-worthiness of the customer and the characteristics of the project being financed. The provision levels are regularly reviewed. As a result of such review activity, we believe we have established appropriate provisions for the above financings.

MARKET RISKS

Siemens has investments in publicly traded companies which are held for purposes other than trading. The market value of these investments on March 31, 2002 was €575 million, with our 12.5% interest in Epcos AG representing a large share. An adverse move in equity prices of 20% would reduce the value of these investments by €115 million. The increase in investments in publicly traded companies compared to the €480 million level on September 30, 2001 is principally due to an increase in the market value of our investment in Epcos AG.

A simultaneous, parallel foreign exchange rate shift in which all currencies weaken against the euro by 10%, would lead to a financial market risk of negative €89 million on March 31, 2002, and negative €107 million on September 30, 2001, excluding the impact of Infineon.

Fair value interest risk, defined as a parallel shift of 100 basis points of the interest rate yield curves across all currencies, was negative €83 million on March 31, 2002, down from negative €222 million on September 30, 2001, excluding the impact of Infineon. This decrease is primarily due to further swaps of fixed versus floating-interest rates.

The Company uses these interest rate swap contracts primarily to reduce the risks related to the effects of changes in interest rates on most of its fixed-rate notes and bonds. For hedging strategies that meet the criteria of SFAS 133, the results of the interest rate swap contracts are offset by counter-movements of the underlyings. The notional amount of indebtedness hedged as of March 31, 2002 and September 30, 2001 was €7.414 billion and €5.212 billion respectively. This resulted in 73% and 53% of the Company’s underlying notes and bonds being subject to variable interest rates as of March 31, 2002 and September 30, 2001, respectively. The net fair value of interest rate swap contracts used to hedge indebtedness against fixed rate movements as of March 31, 2002 and September 30, 2001 was negative €80 million and positive €103 million, respectively.

In total, the Company’s derivative financial instruments had a net fair value of negative €200 million as of March 31, 2002 (September 2001: positive €263 million) and were recorded on the consolidated balance sheet as other current assets of €405 million (September 2001: €463 million) and other current liabilities of €605 million (September 2001: €200 million).

Further discussion of market risk and derivative instruments and hedging activities is provided in our

Annual Report on Form 20-F for fiscal 2001.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management estimates and assumptions that affect reported amounts and related disclosures. All estimates and assumptions are made to the best of management’s knowledge and belief in order to provide a true and fair accounting of our operations. The following of our accounting policies are significantly impacted by such management judgment and estimates.

Revenue recognition on long-term contracts—Our ICN, ICM, SBS, I&S, PG, PTD and TS groups conduct a significant portion of their business under long-term contracts with customers. We generally account for these long-term construction projects and long-term service contracts using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. The management of the Operating groups continually review all estimates involved in such long-term contracts and adjusts them as necessary. We also use the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer needs to meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by SFS. SFS performs such reviews as a support function of the Executive Committee. At a minimum, a customer’s credit rating must be a single B from the rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such parameters, we recognize revenue for long-term contracts and financed projects only to the extent cash is irrevocably received, to the extent of contract completion.

Accounts Receivable—The allowance for doubtful accounts involves significant management judgment and review of individual receivables and analysis of historical bad debts, individual customer creditworthiness and current economic trends. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on external rating agencies. As of March 31, 2002 and September 30, 2001, Siemens recorded a total valuation allowance for these receivables of €1.761 billion and €1.785 billion, respectively. Due to recent developments in market demand and industry practice, particularly in the telecommunication equipment area, Siemens is required to assist customers through arranging financing from various third-party sources, including export credit agencies in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate. The related credit approval process is described in detail under our discussion of Customer Financing on page 17.

Goodwill—SFAS 142 requires that goodwill be tested for impairment annually using a two-step approach at the division level. In the first step, the fair value of the division is compared to its book value. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case that the fair value of the division is less than its book value, a second step is performed which compares the fair value of the division’s goodwill to the book value of its goodwill. The fair value of goodwill is determined based upon the difference between the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the book value, the difference is recorded as an impairment.

Pension Accounting—Our pension benefit costs and credits are developed in accordance with actuarial valuations, which rely on key assumptions including discount rates and expected return on plan assets. Asset values for our domestic pension trust are determined using the average of the historical market values of plan assets over the four quarters of the preceding fiscal year. For all other pension plans, asset values are based upon the fair value of plan assets at the measurement date. Due to the underfunded status of the pension plan, the additional minimum liability net of deferred tax assets is recorded in other comprehensive income. Our post retirement benefit costs and credits are developed in accordance with actuarial valuations, which rely on key assumptions including discount rates, and increase or decrease on health care trend rates. These key assumptions for our pension and post retirement benefit costs and credits are based in part on current market conditions and our estimates of changes in interest rates. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions. For a discussion of our current funding status and the impact of these critical assumptions, see Pension plan funding, page 16.

Accruals—Significant estimates are involved in the determination of provisions related to contract losses and warranty costs. A significant portion of the business of certain of our Operating groups is performed pursuant to long-term, fixed-priced contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records an accrual for contract losses when current estimates of total contract costs exceeds contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Loss contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, particularly in our Power business, and estimates involving warranty costs.

OUTLOOK

The results of the second quarter and first half year are satisfying, considering the difficult economic environment. A majority of the Company’s Groups improved their earnings compared to the same period a year ago, but we are well aware of the challenges still ahead. While we continue to refrain from providing more specific financial forecasts given the macroeconomic situation, our operational priorities are clear: executing planned productivity and restructuring programs, acting swiftly and decisively where those initiatives appear insufficient to offset market dynamics, and above all pursuing the goals specified in “Operation 2003.” In addition, we will continue to place special emphasis on further improvement in cash flow from Operations.

This Interim Report contains forward-looking statements based on beliefs of Siemens’ management. We use the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “should” “plan” and “project” to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Please refer to the discussion of Siemens’ risk factors in our Form 20-F. Siemens does not intend or assume any obligation to update these forward-looking statements. It is our policy to disclose material information on an open, nonselective basis.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2002 and 2001
(in millions of €, per share amounts in €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon(3)	Financing and Real Estate
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Net sales	21,258	20,629	(370)	(773)	21,067	19,282	1,650	561	470
Cost of sales	(15,267)	(14,343)	371	788	(15,198)	(13,578)	(1,188)	(440)	(365)

Gross profit on sales	5,991	6,286	1	15	5,869	5,704	462	121	105
Research and development expenses	(1,426)	(1,547)	—	(15)	(1,426)	(1,262)	(270)	—	—
Marketing, selling and general administrative expenses	(3,666)	(4,179)	(1)	(1)	(3,610)	(3,872)	(212)	(55)	(94)
Other operating income (expense), net	(55)	97	(22)	(113)	(74)	174	2	41	34
Income from investments in other companies, net	97	(155)	1	2	96	(191)	31	—	3
Income from financial assets and marketable securities, net	75	284	89	(33)	(3)	328	(3)	(11)	(8)
Interest income (expense) of Operations, net	67	41	—	—	67	41	—	—	—
EBIT(1) from Operations/EBIT Infineon	—	—	—	—	919	922	10	—	—
Other interest (expense) income, net	(18)	80	(16)	69	(26)	(28)	6	24	33
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	97	—	(97)	—	—	—
Gains on sales and dispositions of significant business interests(2)	604	—	—	—	604	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—

Income (loss) before income taxes	1,669	907	52	21	1,497	797	16	120	73
Income taxes	(353)	(300)	(82)	(8)	(255)	(266)	7	(16)	(33)
Minority interest	(35)	(29)	—	—	(35)	(29)	—	—	—

Net income (loss)	1,281	578	(30)	13	1,207	502	23	104	40

Basic earnings per share	1.44	0.65
Diluted earnings per share	1.44	0.65

(1)
EBIT is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items. Siemens has adopted the provisions of SFAS 142 as of October 1, 2001. Accordingly, goodwill is no longer amortized and only prior year amortization is shown. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT. EBIT differs from income before income taxes and should not be considered to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

(2)	Includes special items.
(3)
As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon are included in “Income from investments in other companies, net” in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2002 and 2001
(in millions of €, per share amounts in €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon(4)	Financing and Real Estate
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Net sales	42,244	41,100	(303)	(1,554)	41,470	38,409	3,309	1,077	936
Cost of sales	(30,611)	(28,502)	227	1,569	(30,022)	(27,180)	(2,192)	(816)	(699)

Gross profit on sales	11,633	12,598	(76)	15	11,448	11,229	1,117	261	237
Research and development expenses	(2,973)	(3,125)	(168)	(62)	(2,805)	(2,536)	(527)	—	—
Marketing, selling and general administrative expenses	(7,567)	(7,913)	(88)	(1)	(7,352)	(7,373)	(399)	(127)	(140)
Other operating income (expense), net	4	282	(50)	(213)	(27)	222	202	81	71
Income from investments in other companies, net	75	(11)	(16)	1	88	(99)	61	3	26
Income from financial assets and marketable securities, net	46	368	50	(66)	5	430	2	(9)	2
Interest income (expense) of Operations, net	49	65	—	—	49	65	—	—	—
EBIT(1) from Operations/EBIT Infineon	—	—	—	—	1,406	1,938	456	—	—
Other interest (expense) income, net	24	84	75	141	(92)	(113)	15	41	41
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	233	—	(233)	—	—	—
Gains on sales and dispositions of significant business interests(2)	936	—	—	—	936	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—

Income (loss) before income taxes	2,227	2,348	(273)	48	2,250	1,592	471	250	237
Income taxes(3)	(450)	(633)	56	(12)	(455)	(394)	(168)	(51)	(59)
Minority interest	42	(137)	2	—	40	(137)	—	—	—

Net income (loss)	1,819	1,578	(215)	36	1,835	1,061	303	199	178

Basic earnings per share	2.05	1.79
Diluted earnings per share	2.05	1.79

(1)
EBIT is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items. Siemens has adopted the provisions of SFAS 142 as of October 1, 2001. Accordingly, goodwill is no longer amortized and only prior year amortization is shown. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT. EBIT differs from income before income taxes and should not be considered to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

(2)   Includes special items.
(3)
The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing an Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(4)
As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon are included in “Income from investments in other companies, net” in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2002 and September 30, 2001
(in millions of €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon	Financing and Real Estate
	3/31/02	9/30/01	3/31/02	9/30/01	3/31/02	9/30/01	9/30/01	3/31/02	9/30/01
ASSETS
Current assets
Cash and cash equivalents	9,245	7,802	8,096	6,103	1,106	907	757	43	35
Marketable securities	801	791	38	36	741	638	93	22	24
Accounts receivable, net	16,799	17,734	(4)	1,469	13,404	12,133	719	3,399	3,413
Intracompany receivables	—	—	(11,808)	(10,706)	11,682	10,060	208	126	438
Inventories, net	12,974	13,406	(80)	(74)	12,964	12,485	882	90	113
Deferred income taxes	1,043	1,113	(163)	—	1,031	971	39	175	103
Other current assets	6,485	10,167	45	64	5,638	9,145	178	802	780

Total current assets	47,347	51,013	(3,876)	(3,108)	46,566	46,339	2,876	4,657	4,906

Long-term investments	5,288	3,314	3	6	4,983	2,348	655	302	305
Intangible assets, net	9,782	9,771	13	(1)	9,652	9,223	437	117	112
Property, plant and equipment, net	12,706	17,803	2	2	8,361	8,547	5,233	4,343	4,021
Deferred income taxes	3,155	3,684	858	—	2,253	3,071	412	44	201
Other assets	4,666	4,533	104	(56)	1,256	1,240	130	3,306	3,219
Other intracompany receivables	—	—	(1,033)	(152)	1,030	149	—	3	3

Total assets	82,944	90,118	(3,929)	(3,309)	74,101	70,917	9,743	12,772	12,767

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,042	2,637	1,985	1,499	866	878	119	191	141
Accounts payable	8,966	10,798	(30)	180	8,784	9,330	1,050	212	238
Intracompany liabilities	—	—	(8,863)	(7,068)	2,535	1,215	239	6,328	5,614
Accrued liabilities	10,520	10,864	111	148	10,252	10,126	426	157	164
Deferred income taxes	728	754	(111)	1	737	631	19	102	103
Other current liabilities	15,676	19,471	(841)	(487)	15,925	18,988	351	592	619

Total current liabilities	38,932	44,524	(7,749)	(5,727)	39,099	41,168	2,204	7,582	6,879

Long-term debt	10,169	9,973	6,487	6,205	3,337	3,121	249	345	398
Pension plans and similar commitments	4,791	4,721	—	45	4,767	4,653	—	24	23
Deferred income taxes	113	111	(238)	—	69	43	53	282	15
Other accruals and provisions	3,274	2,957	24	(414)	3,014	2,653	319	236	399
Other intracompany liabilities	—	—	(2,453)	(3,418)	—	155	—	2,453	3,263

	57,279	62,286	(3,929)	(3,309)	50,286	51,793	2,825	10,922	10,977

Minority interests	597	4,020	—	—	597	4,002	18	—	—
Shareholders’ equity
Common stock, no par value.
Authorized: 1,145,900,430 and 1,145,773,579 shares, respectively
Issued: 890,357,096 and 888,230,245 shares, respectively	2,671	2,665
Additional paid-in capital	5,051	4,901
Retained earnings	20,693	19,762
Accumulated other comprehensive income	(3,343)	(3,516)
Treasury stock, at cost. 50,952 and 1,116 shares, respectively	(4)	—

Total shareholders’ equity	25,068	23,812	—	—	23,218	15,122	6,900	1,850	1,790

Total liabilities and shareholders’ equity	82,944	90,118	(3,929)	(3,309)	74,101	70,917	9,743	12,772	12,767

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2002 and 2001
(in millions of €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon	Financing and Real Estate
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Cash flows from operating activities
Net income	1,819	1,578	(215)	36	1,835	1,061	303	199	178
Adjustments to reconcile net income to cash provided
Minority interest	(42)	137	(2)	—	(40)	137	—	—	—
Depreciation and amortization	1,841	2,238	209	(13)	1,410	1,529	505	222	217
Deferred taxes	(215)	(227)	(190)	(4)	(1)	(125)	(77)	(24)	(21)
Gains on sales and disposals of property, plant and equipment, net	(63)	(2)	—	—	(8)	57	(2)	(55)	(57)
(Gains) losses on sales and disposals of investments, net	(77)	(36)	7	—	(84)	174	(210)	—	—
Gains on sales and dispositions of significant business interests	(936)	—	—	—	(936)	—	—	—	—
Losses (gains) on sales of marketable securities, net	(4)	(353)	(2)	—	(6)	(353)	—	4	—
(Income) loss from equity investees, net of dividends received	14	(98)	16	—	(4)	(40)	(58)	2	—
Write-off of acquired in-process research and development	—	47	—	—	—	47	—	—	—
Change in current assets and liabilities
(Increase) decrease in inventories, net	(37)	(2,288)	86	7	(146)	(2,062)	(231)	23	(2)
(Increase) decrease in accounts receivable, net	874	(180)	289	366	559	(992)	423	26	23
Increase (decrease) in outstanding balance of receivables sold	(190)	1,234	(190)	1,234	—	—	—	—	—
(Increase) decrease in other current assets	333	(1,800)	(241)	(39)	593	(1,710)	(72)	(19)	21
Increase (decrease) in accounts payable	(1,127)	(498)	(256)	(37)	(835)	(165)	(264)	(36)	(32)
Increase (decrease) in accrued liabilities	(143)	4	48	18	(172)	174	(217)	(19)	29
Increase (decrease) in other current liabilities	(484)	1,102	(598)	72	53	1,326	(121)	61	(175)
Change in other assets and liabilities	690	230	577	(509)	116	746	13	(3)	(20)

Net cash provided by (used in) operating activities	2,253	1,088	(462)	1,131	2,334	(196)	(8)	381	161
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,806)	(2,874)	(149)	—	(1,383)	(1,677)	(991)	(274)	(206)
Acquisitions, net of cash acquired	(3,695)	(1,891)	—	—	(3,695)	(1,891)	—	—	—
Purchases of investments	(163)	(539)	(65)	—	(95)	(452)	(87)	(3)	—
Purchases of marketable securities	(21)	(125)	(12)	(6)	(8)	(81)	(31)	(1)	(7)
Increase in receivables from financing activities	(12)	(159)	(338)	161	—	—	—	326	(320)
Increase (decrease) in outstanding balance of receivables sold	—	—	190	(1,234)	—	—	—	(190)	1,234
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	524	3,283	—	1	363	2,893	264	161	125
Proceeds from sales of assets held-for-sale	3,080	—	—	—	3,080	—	—	—	—
Proceeds from sales and dispositions of significant business interests	1,522	—	—	—	1,522	—	—	—	—
Proceeds from sales of marketable securities	58	745	16	—	38	468	277	4	—

Net cash (used in) provided by investing activities	(513)	(1,560)	(358)	(1,078)	(178)	(740)	(568)	23	826
Cash flows from financing activities
Proceeds from issuance of capital stock	155	446	—	—	155	446	—	—	—
Purchase of common stock of Company	(148)	(446)	—	—	(148)	(446)	—	—	—
Proceeds from issuance of treasury shares	81	174	—	—	81	174	—	—	—
Proceeds from issuance of debt	256	163	256	163	—	—	—	—	—
Repayment of debt	—	(490)	—	(490)	—	—	—	—	—
Change in short-term debt	645	588	413	611	267	(156)	217	(35)	(84)
Change in restricted cash	(2)	(34)	(2)	—	—	—	(34)	—	—
Dividends paid	(888)	(1,412)	—	—	(888)	(1,412)	—	—	—
Dividends paid to minority shareholders	(80)	(155)	—	—	(80)	(155)	—	—	—
Intercompany financing	—	—	1,731	(1,496)	(1,369)	2,386	6	(362)	(896)

Net cash provided by (used in) financing activities	19	(1,166)	2,398	(1,212)	(1,982)	837	189	(397)	(980)
Effect of deconsolidation of Infineon on cash and cash equivalents	(383)	—	(383)	—	—	—	—	—	—
Effect of exchange rates on cash and cash equivalents	67	(37)	41	55	25	(96)	—	1	4
Net increase (decrease) in cash and cash equivalents	1,443	(1,675)	1,236	(1,104)	199	(195)	(387)	8	11
Cash and cash equivalents at beginning of period	7,802	6,862	6,860	5,105	907	1,211	511	35	35

Cash and cash equivalents at end of period	9,245	5,187	8,096	4,001	1,106	1,016	124	43	46

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the six months ended March 31, 2002 and year ended September 30, 2001
(in millions of €)

				Accumulated Other Comprehensive Income (Loss)
	Capital Stock	Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustment	Available- for-sale Securities	Derivative Instruments	Minimum Pension Liability	Treasury Shares at Cost	Total
Balance at October 1, 2000	1,505	5,547	19,280	933	1,253	(30)	(6)	(2)	28,480

Net income	—	—	2,088	—	—	—	—	—	2,088
Change in currency translation adjustment	—	—	—	(532)	—	—	—	—	(532)
Change in unrealized gains and losses	—	—	—	—	(1,199)	53	(3,988)	—	(5,134)

Total comprehensive income	—	—	2,088	(532)	(1,199)	53	(3,988)	—	(3,578)
Dividends paid	—	—	(1,412)	—	—	—	—	—	(1,412)
Issuance of capital stock	10	504	—	—	—	—	—	—	514
Purchase of capital stock	—	—	—	—	—	—	—	(514)	(514)
Re-issuance of treasury stock	—	—	—	—	—	—	—	516	516
Recapitalization and stock split	1,150	(1,150)	—	—	—	—	—	—	—
Other changes	—	—	(194)	—	—	—	—	—	(194)

Balance at September 30, 2001	2,665	4,901	19,762	401	54	23	(3,994)	—	23,812

Net income	—	—	1,819	—	—	—	—	—	1,819
Change in currency translation adjustment	—	—	—	167	—	—	—	—	167
Change in unrealized gains and losses	—	—	—	—	57	(58)	7	—	6

Total comprehensive income	—	—	1,819	167	57	(58)	7	—	1,992
Dividends paid	—	—	(888)	—	—	—	—	—	(888)
Issuance of capital stock	6	150	—	—	—	—	—	—	156
Purchase of capital stock	—	—	—	—	—	—	—	(167)	(167)
Re-issuance of treasury stock	—	—	—	—	—	—	—	163	163

Balance at March 31, 2002	2,671	5,051	20,693	568	111	(35)	(3,987)	(4)	25,068

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended March 31, 2002 and 2001 and as of September 30, 2001
(in millions of €)

	New orders		External sales		Intersegment sales		Total sales		EBIT		Net capital employed		Capital spending(1)			Amortization, depreciation and write- downs(2)(3)
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	3/31/02	9/30/01	2002		2001	2002	2001
Operations
Information and Communication Networks (ICN)	2,174	3,382	2,504	3,000	153	161	2,657	3,161	(158)	50	2,627	3,039	99		183	98	94
Information and Communication Mobile (ICM)	3,325	2,769	2,693	2,710	38	38	2,731	2,748	44	6	2,615	2,607	86		168	92	72
Siemens Business Services (SBS)	1,459	1,779	1,091	1,062	370	458	1,461	1,520	38	24	593	492	56		174	68	72
Automation and Drives (A&D)	2,168	2,325	1,823	1,934	310	270	2,133	2,204	138	270	2,752	2,619	59		123	56	56
Industrial Solutions and Services (I&S)	1,017	1,153	781	794	288	269	1,069	1,063	(39)	9	563	487	19		22	15	17
Siemens Dematic (SD)	684	360	734	391	13	46	747	437	12	31	1,044	957	23		10	17	12
Siemens Building Technologies (SBT)	1,473	1,398	1,320	1,251	86	90	1,406	1,341	40	45	2,018	2,241	30		48	39	35
Power Generation (PG)	3,405	3,358	2,601	1,711	13	21	2,614	1,732	450	129	(1,247)	(1,020)	30		213	38	56
Power Transmission and Distribution (PTD)	1,020	1,013	938	849	67	50	1,005	899	30	10	1,050	994	29		98	18	14
Transportation Systems (TS)	1,070	1,574	1,056	988	4	5	1,060	993	62	38	(1,011)	(932)	23		43	13	12
Siemens VDO Automotive (SV)	2,211	1,030	2,204	1,028	3	2	2,207	1,030	18	(7)	3,784	3,605	119		75	94	44
Medical Solutions (Med)	2,141	1,728	1,864	1,742	6	3	1,870	1,745	262	181	4,032	3,844	80		53	47	41
Osram	1,139	1,145	1,134	1,071	4	74	1,138	1,145	90	110	2,642	2,485	71		67	73	68
Corporate, eliminations	(1,418)	(1,927)	326	558	(1,357)	(1,294)	(1,031)	(736)	(68)	26	(811)	(2,805)	3,683	(4)	127	59	113

Total Operations	21,868	21,087	21,069	19,089	(2)	193	21,067	19,282	919	922	20,651	18,613	4,407		1,404	727	706
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	53,450	52,304	—		—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(26)	(28)	—	—	—		—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(97)	—	—	—		—	—	97	(5)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	604	—	—	—	—		—	—	—
Other special items	—	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—

Operations income before income taxes/total assets/ total amortization, depreciation and write-downs	—	—	—	—	—	—	—	—	1,497	797	74,101	70,917	—		—	727	803

Infineon Technologies (Infineon)	—	1,379	—	1,406	—	244	—	1,650	—	10	—	6,471	—		590	—	262
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	6	—	3,272	—		—	—	—

Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	16	—	9,743	—		—	—	—

									Income before income taxes		Total assets
Financing and Real Estate
Siemens Financial Services (SFS)	154	113	120	85	35	28	155	113	41	33	9,019	9,363	81		55	62	55
Siemens Real Estate (SRE)	408	361	69	49	339	312	408	361	79	40	3,799	3,469	82		31	49	45
Eliminations	—	—	—	—	(2)	(4)	(2)	(4)	—	—	(46)	(65)	—		—	—	—

Total Financing and Real Estate	562	474	189	134	372	336	561	470	120	73	12,772	12,767	163		86	111	100

Eliminations, reclassifications and Corporate Treasury	1	—	—	—	(370)	(773)	(370)	(773)	52	21	(3,929)	(3,309)	—		—	—	(13)

Siemens worldwide	22,431	22,940	21,258	20,629	—	—	21,258	20,629	1,669	907	82,944	90,118	4,570		2,080	838	1,152

(1) Intangible assets, property, plant and equipment, acquisitions, and investments.
(2) Includes amortization of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3) For Operations, in fiscal 2001 excluding goodwill amortization.
(4) Includes approximately €3.7 billion referring to the purchase of Vodafone AG’s remaining interest in Atecs Mannesmann AG.
(5) Represents only goodwill amortization.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the six months ended March 31, 2002 and 2001 and as of September 30, 2001
(in millions of €)

	New orders		External sales		Intersegment sales		Total sales		EBIT		Net capital employed		Capital spending(1)			Amortization, depreciation and write-downs(2)(3)
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	3/31/02	9/30/01	2002		2001	2002	2001
Operations
Information and Communication Networks (ICN)	4,801	6,742	4,941	5,737	256	309	5,197	6,046	(282)	200	2,627	3,039	233		274	232	189
Information and Communication Mobile (ICM)	6,643	5,935	5,786	5,624	72	66	5,858	5,690	81	225	2,615	2,607	155		266	174	162
Siemens Business Services (SBS)	3,359	3,315	2,163	2,176	765	827	2,928	3,003	70	38	593	492	95		253	140	140
Automation and Drives (A&D)	4,533	4,726	3,515	3,749	576	546	4,091	4,295	311	486	2,752	2,619	106		214	112	108
Industrial Solutions and Services (I&S)	2,182	2,381	1,594	1,557	515	506	2,109	2,063	(37)	26	563	487	35		44	26	20
Siemens Dematic (SD)	1,447	782	1,527	858	24	97	1,551	955	23	78	1,044	957	39		19	32	23
Siemens Building Technologies (SBT)	2,870	2,788	2,563	2,387	155	172	2,718	2,559	85	53	2,018	2,241	68		121	75	76
Power Generation (PG)	7,498	6,510	4,730	3,661	18	43	4,748	3,704	752	235	(1,247)	(1,020)	91		236	74	102
Power Transmission and Distribution (PTD)	2,669	2,095	1,872	1,716	135	108	2,007	1,824	50	36	1,050	994	50		118	36	30
Transportation Systems (TS)	2,923	2,284	2,014	1,915	7	10	2,021	1,925	112	79	(1,011)	(932)	68		78	24	23
Siemens VDO Automotive (SV)	4,234	2,009	4,231	2,006	3	3	4,234	2,009	12	(43)	3,784	3,605	214		137	179	86
Medical Solutions (Med)	4,111	4,045	3,629	3,464	11	11	3,640	3,475	474	406	4,032	3,844	174		821	94	83
Osram	2,238	2,348	2,188	2,194	49	154	2,237	2,348	168	256	2,642	2,485	157		154	143	137
Corporate, eliminations	(3,264)	(3,355)	670	1,004	(2,539)	(2,491)	(1,869)	(1,487)	(413)	(137)	(811)	(2,805)	3,688	(4)	1,285	69	164

Total Operations	46,244	42,605	41,423	38,048	47	361	41,470	38,409	1,406	1,938	20,651	18,613	5,173		4,020	1,410	1,343
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	53,450	52,304	—		—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(92)	(113)	—	—	—		—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(233)	—	—	—		—	—	186	(5)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	936	—	—	—	—		—	—	—
Other special items	—	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—

Operations income before income taxes/total assets/ total amortization, depreciation and write-downs	—	—	—	—	—	—	—	—	2,250	1,592	74,101	70,917	—		—	1,410	1,529

Infineon Technologies (Infineon)	—	3,051	—	2,779	—	530	—	3,309	—	456	—	6,471	—		1,078	—	505
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	15	—	3,272	—		—	—	—

Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	471	—	9,743	—		—	—	—

									Income before income taxes		Total assets
Financing and Real Estate
Siemens Financial Services (SFS)	276	220	214	168	62	52	276	220	83	116	9,019	9,363	151		147	122	124
Siemens Real Estate (SRE)	805	721	117	105	688	616	805	721	167	121	3,799	3,469	126		59	100	93
Eliminations	—	—	—	—	(4)	(5)	(4)	(5)	—	—	(46)	(65)	—		—	—	—

Total Financing and Real Estate	1,081	941	331	273	746	663	1,077	936	250	237	12,772	12,767	277		206	222	217

Eliminations, reclassifications and Corporate Treasury	496	—	490	—	(793)	(1,554)	(303)	(1,554)	(273)	48	(3,929)	(3,309)	214		—	209	(13)

Siemens worldwide	47,821	46,597	42,244	41,100	—	—	42,244	41,100	2,227	2,348	82,944	90,118	5,664		5,304	1,841	2,238

(1) Intangible assets, property, plant and equipment, acquisitions, and investments.
(2) Includes amortization of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3) For Operations, in fiscal 2001 excluding goodwill amortization.
(4) Includes approximately €3.7 billion referring to the purchase of Vodafone AG’s remaining interest in Atecs Mannesmann AG.
(5) Represents only goodwill amortization.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1.    Basis of presentation

The accompanying consolidated financial statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles, (U.S. GAAP). Siemens has prepared and reported its consolidated financial statements in euros, (“€”).

Interim financial statements—The accompanying consolidated balance sheets as of March 31, 2002 and 2001, the consolidated statements of income and cash flow for the six months ended March 31, 2002 and 2001 and the consolidated statements of changes in shareholders’ equity for the six months ended March 31, 2002 are unaudited. In the opinion of management, these unaudited consolidated financial statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. Results for the six months ended March 31, 2002, are not necessarily indicative of future results.

Financial statement presentation

The financial data of the Company is presented in the following components:

•	Siemens worldwide—Represents the consolidated financial statements of the Company.

•	Operations—Operations are defined as Siemens’ Operating segments including corporate headquarters and excluding the activities of the Financing and Real Estate segments, and Corporate Treasury.

•	Financing and Real Estate—Siemens’ Financing and Real Estate segments are responsible for the Company’s international leasing, finance, credit and real estate management activities.

•
Eliminations, reclassifications and Corporate Treasury—This component combines the consolidation of transactions among Operations, Infineon and Financing and Real Estate with certain worldwide reclassifications. This component also includes the Company’s Corporate Treasury activities.

Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method. Accordingly, the Company’s net investment in Infineon will be included within “Long-term investments” in the consolidated balance sheets, and its share of the net income or losses of Infineon will be included as part of “Income from investments in other companies, net” in the consolidated statements of income (see footnote 3). The consolidated results of operations and cash flows of Infineon for the two months ended November 2001 are included in “Eliminations, reclassifications and Corporate Treasury.”

The Company’s presentation of Operations, Financing and Real Estate, and Corporate Treasury reflects the management of these components as distinctly different businesses, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company’s financial position, results of operations and cash flows. The accounting and valuation principles applied to these components are generally the same as those used for Siemens worldwide. The Company has allocated shareholders’ equity to the Financing and Real Estate business based on a management approach oriented towards the inherent risk evident in the underlying assets. The remaining amount of total shareholders’ equity is shown under Operations. The financial data presented for the Operations and Financing and Real Estate components are not intended to purport the financial position, results of operations and cash flows as if separate entities under U.S. GAAP.

The information disclosed in these footnotes relates to Siemens worldwide unless otherwise stated.

2.    Summary of significant accounting policies

The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below.

Basis of consolidation—The consolidated financial statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Results of associated companies—companies in which

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Siemens, directly or indirectly, has 20% to 50% of the voting rights and the ability to exercise significant influence over operating and financial policies—are recorded in the consolidated financial statements using the equity method of accounting.

Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification—The presentation of certain prior year information has been reclassified to confirm to the current year presentation.

Recent accounting pronouncements—In July 2001, Siemens adopted SFAS 141, Business Combinations (SFAS 141). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In July 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets (SFAS 142). Effective October 1, 2001, Siemens adopted SFAS 142. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. In connection with the adoption, the Company was required to reassess the lives of its intangible assets. The Company determined that none of its intangible assets have indefinite useful lives. Further, the Company was required to perform a goodwill impairment test as of the date of adoption. Siemens performed these impairment analyses at the appropriate reporting unit level and determined that an impairment charge was not necessary. See footnote 13 for information on SFAS 142 disclosure.

3.    Acquisitions and Dispositions

Acquisitions

In January 2002, the Company completed its acquisition of Atecs Mannesmann AG through Vodafone AG’s exercise of its option to sell its 50% minus two shares stake in Atecs Mannesmann AG to Siemens for cash consideration of approximately € 3.7 billion. The purchase price was paid on March 1, 2002 (see footnote 16).

Dispositions

During the first quarter of fiscal 2002, the Company sold 23.1 million shares of Infineon in open market transactions resulting in net proceeds of €556 and reducing its ownership interest to its December 31, 2001 level of 47.1%. As a result of these sales Siemens realized a tax-free gain of €332 which is shown in the consolidated statements of income under “Gains on sales and dispositions of significant business interests.”

In a separate transaction on December 5, 2001, the Company transferred 200 million Infineon shares or approximately 28.9% of Infineon’s share capital to an irrevocable, non-voting trust under a trust agreement. The trustee is not related to the Company or any of its affiliates. Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and the Company has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. The Company continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to the Company promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at the Company’s direction, but the Company has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by the Company or any of its affiliates, or to Infineon. The trustee has agreed to pay to the Company any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include the Company as trustor and third party shareholders of Infineon. The trust agreement will terminate when the Company and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon’s shareholders.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Under the terms of a related standstill agreement, the Company has agreed with the trustee that it will not and it will not permit its affiliates to, directly or indirectly, acquire or offer to acquire ownership of Infineon shares, or securities convertible into Infineon shares, or any other Infineon voting securities or securities convertible into Infineon voting securities. The Company has also agreed that neither it nor any of its affiliates will procure for itself any third party’s voting rights in respect of Infineon shares. These provisions terminate on the termination of the trust agreement.

The Company’s irrevocable transfer of Infineon shares to the non-voting trust on December 5, 2001, reduced the Company’s voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while the Company’s ownership interest at December 31, 2001 was 47.1%, its voting interest was 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by the Company’s domestic pension trust, represents a combined voting interest of 31.4% as of December 31, 2001. Since shareholders of Infineon other than the Company and the pension trust own approximately 39.7% of Infineon’s share capital, they control a majority of the shares that may be voted at any Infineon shareholders’ meeting. The effect of the transfer of Infineon shares into the non-voting trust resulted in shareholders in Infineon other than the Company and the pension trust having a disproportionate voting interest.

As the Company no longer has a majority voting interest in Infineon, it has from December 5, 2001 no longer included the assets and liabilities and results of operations of Infineon in its consolidated financial statements and instead accounts for its ownership interest in Infineon using the equity method. Under the equity method of accounting the Company’s net investment in Infineon will be included within “Long-term investments” in the consolidated balance sheets, and its share of the net income or losses of Infineon will be included as part of “Income from investments in other companies, net” in the consolidated statements of income.

In January 2002, the Company sold an additional 40 million shares of Infineon in open market transactions resulting in net proceeds of €966 and further reducing its ownership interest in Infineon shares to 41.3%. As a result of these sales Siemens realized a tax-free gain of €604 which is shown in the consolidated statements of income under “Gains on sales and dispositions of significant business interests”.

Siemens’ net income for the six months ended March 31, 2002 and 2001, includes the Company’s share of the income (loss) of Infineon of €(218) and €215, respectively.

On November 20, 2001, the Company sold Mannesmann Sachs AG to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716. As this business had been accounted for as an asset held-for-sale, no gain or loss was recorded in connection with the disposition (see footnote 11).

In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth AG, a wholly-owned subsidiary of Atecs classified as held–for-sale, to Robert Bosch GmbH for an adjusted equity value of €2.7 billion less proceeds from businesses already sold to Bosch. As this business had been accounted for as an asset held-for-sale, no gain or loss was recorded in the connection with the disposition (see footnote 11).

4.    Other operating income and expenses

	Six months ended March 31,
	2002	2001
Gains on sales of property, plant and equipment	68	7
Other	185	622

Other operating income	253	629

Amortization and impairment of goodwill	—	(198)
Losses on sales and disposals of property, plant and equipment	(5)	(5)
Other	(244)	(144)

Other operating expenses	(249)	(347)

For the first six months of fiscal 2001, “Other” of “Other operating income” includes a pretax gain of €202 from the disposition of Infineon’s sale of its Image & Video business. As described in footnote 2, the Company ceased to amortize goodwill at the beginning of fiscal 2002 due to the adoption of SFAS 142.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

5.    Income from investments in other companies, net

	Six months ended March 31,
	2002	2001
Income from investments	31	72
Share in earnings from equity investees	(14)	139
Gains on sales of investments	95	102
Losses on sales of investments	(18)	(268)
Write-downs on investments	(58)	(45)
Other	39	(11)

	75	(11)

“Share in earnings from equity investees” for the first six months of fiscal 2002 includes negative €103, representing Siemens’ share in the net loss of Infineon. “Losses on sales of investments” for the first six months of fiscal 2001 includes the loss on sale of an equity interest in a domestic equity and fixed income fund.

6.    Income from financial assets and marketable securities, net

	Six months ended March 31,
	2002	2001
Gains on sales of available-for-sale securities	13	353
Other financial losses, net	33	15

	46	368

7.    Interest income, net

	Six months ended March 31,
	2002	2001
Interest income (expense) of Operations, net	49	65
Other interest (expense) income, net	24	84

Total net interest income	73	149

Thereof: Interest and similar income	552	578
Thereof: Interest and similar expense	(479)	(429)

“Interest income (expense) of Operations, net” includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. “Other interest (expense) income, net” includes all other interest amounts primarily consisting of interest relating to debt and related hedging activities as well as interest income on corporate assets.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

8.    Marketable securities

The following tables summarizes the Company’s investment in available-for-sale securities:

	March 31, 2002
			Unrealized
	Cost	Fair Value	Gain	Loss
Equity securities	196	575	386	7
Debt securities	65	65	1	1
Fund securities	156	161	11	6

	417	801	398	14

	September 30, 2001
			Unrealized
	Cost	Fair Value	Gain	Loss
Equity securities	244	480	291	55
Debt securities	126	124	—	2
Fund securities	190	187	4	7

	560	791	295	64

9.    Accounts receivable, net

	March 31,	September 30,
	2002	2001
Trade receivables from the sale of goods and services, net	15,407	16,115
Receivables from sales and finance leases, net	1,145	1,220
Receivables from associated and related companies, net	247	399

	16,799	17,734

Related companies are those in which Siemens has an ownership interest of less than 20% and no significant influence over their operating and financial policies.

Securitization of trade receivables

The following table presents quantitative information about delinquencies and net credit losses for total short-term trade receivables, excluding allowances, and the securitization of such receivables through the SieFunds structure (see below), as of and for the six months ended March 31, 2002 and as of September 30, 2001:

	Outstanding balance		Delinquencies > 60 days		Net credit losses during the six months ended
	March 31,	Sept. 30,	March 31,	Sept. 30,	March 31,
	2002	2001	2002	2001	2002
Total short-term trade receivables	18,321	18,769	2,184	2,061	190
Less: receivables sold	(549)	(815)	(42)	(73)	—

Receivables held in portfolio	17,772	17,954	2,142	1,988	190

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

In June 2001, the Company began selling short-term trade receivables through a securitization program (SieFunds) on a revolving basis. The Company also sells receivables directly to banks. During the six months ended March 31, 2002, the Company sold a total of €2,443 in short-term trade receivable securitizations and €322 to banks. Offsetting these sales were collections of receivables that were previously sold resulting in a net cash flow impact for the six months ended March 31, 2002 of negative €190. The Company has retained interests in all trade receivables sold, which are subordinated to the interests of the investors.

The value of retained interests is subject to credit, prepayment, and interest rate risks of the trade receivables sold. The weighted average key assumptions used in measuring the retained interests at the time of securitization resulting from securitizations completed during the six months ended March 31, 2002 were as follows: average days outstanding -43, discount rate -3.1% per annum and credit risk -0.5% per annum.

For the six months ended March 31, 2002, the Company recognized pretax losses of €12 on the securitizations of trade receivables through SieFunds and received cash from new securitizations totaling approximately €2,262 from securitization trusts. The Company also received cash flows of €170 from retained interests.

As of March 31, 2002, the Company’s retained interests in trade receivables sold had a fair value of €37. The key economic assumptions used in measuring these retained interests were as follows: average days outstanding -42, discount rate -3.1% per annum and credit risk -0.5% per annum.

10.    Inventories, net

	March 31,	September 30,
	2002	2001
Raw materials and supplies	1,850	2,387
Work in process	3,146	3,564
Costs and earnings in excess of billings on uncompleted contracts	6,788	6,263
Finished goods and products held for resale	3,985	4,004
Advances to suppliers	484	609

Subtotal	16,253	16,827
Advance payments received	(3,279)	(3,421)

	12,974	13,406

11. Other current assets

	March 31,	September 30,
	2002	2001
Taxes receivable	1,328	1,277
Loans receivable	843	761
Other receivables from associated and related companies	778	1,194
Other	3,536	6,935

	6,485	10,167

“Other” includes as ‘‘assets held-for-sale’’ of €1.1 billion accounted for in accordance with Emerging Issue Task Force 87-11, Allocation of Purchase Price to Assets to Be Sold, representing management’s estimate of the net proceeds from the sales of the businesses. The decrease in the recorded value of these businesses from September 30, 2001 through March 31, 2002 of €3.2 billion is due primarily to the sales of Sachs and Redroot for net proceeds of €3.1 billion. The excess of the recorded amounts over the net proceeds of the businesses sold of €4 have been recorded as adjustments to goodwill. The Company intends to sell the remaining Aztecs businesses within the next year. Upon expiration of the one year holding period since the acquisition of Aztecs,

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

the Company will include the earnings or losses of these businesses and any difference between actual and expected proceeds from the sale of these businesses in the consolidated statement of income.

12.    Long-term investments

	March 31,	September 30,
	2002	2001
Investment in associated companies	4,480	2,354
Miscellaneous investments	808	960

	5,288	3,314

“Investment in associated companies” as of March 31, 2002 includes €2,680 related to the Company’s equity investment in Infineon, which was deconsolidated as of December 2001. The market value of our investment (based simply upon the Infineon share price as of the end of the period) in Infineon as of March 31, 2002 was €7,437.

13.    Intangible assets and property, plant and equipment

	March 31,	September 30,
	2002	2001
Goodwill	7,337	6,963

Patents, software, licenses and similar rights	3,847	4,378
Less: accumulated amortization	(1,402)	(1,570)

	2,445	2,808

Intangible assets, net	9,782	9,771

Property, plant and equipment	32,878	41,304
Less: accumulated depreciation	(20,172)	(23,501)

Property, plant and equipment, net	12,706	17,803

As a result of the adoption of SFAS 142, €287 of net intangibles relating to customer lists were reclassified from “Patents, software, licenses and similar rights” to “Goodwill”. In addition, “Goodwill” increased by €232 from currency translation effects and €163 from purchase price allocation adjustments and minor acquisitions and decreased by €308 as a consequence of the deconsolidation of Infineon. During the first six months of fiscal 2002, no goodwill was impaired or written off. “Patents, software, licenses and similar rights” includes €1,239 for software and the accumulated amortization for software amounts to €328.

The Company’s intangible assets other than goodwill are subject to amortization. During the first six months of fiscal 2002, the Company acquired €380 in intangible assets, including €303 for software and €77 in patents, licenses and similar rights. Intangible asset amortization expense excluding goodwill for the first six months of fiscal 2002 and 2001 was €260 and €239, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

The table below presents the carrying amount of goodwill per segment as of March 31, 2002:

March 31,
2002
Operations
Information and Communication Networks (ICN)	861
Information and Communication Mobile (ICM)	80
Siemens Business Services (SBS)	278
Automation and Drives (A&D)	274
Industrial Solutions and Services (I&S)	101
Siemens Dematic (SD)	544
Siemens Building Technologies (SBT)	457
Power Generation (PG)	611
Power Transmission and Distribution (PTD)	171
Transportation Systems (TS)	117
Siemens VDO Automotive (SV)	1,389
Medical Solutions (Med)	2,090
Osram	109
Financing and Real Estate
Siemens Financial Services (SFS)	92
Siemens Real Estate (SRE)	—
Other	163

7,337

The following table presents net income and earnings per share for the first half year of fiscal 2001 excluding goodwill amortization expense (net of tax):

Six months ended March 31,
2001
Net income
Reported net income	1,578
Goodwill amortization	198

Adjusted net income	1,776

Basic earnings per share
Reported basic earnings per share	1.79
Goodwill amortization	0.22

Adjusted earnings per share	2.01

Diluted earnings per share
Reported diluted earnings per share	1.79
Goodwill amortization	0.22

Adjusted earnings per share	2.01

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

14.    Other assets

	March 31,	September 30,
	2002	2001
Long-term portion of receivables from sales and finance leases	2,374	2,309
Prepaid pension and other postretirement benefit assets	118	179
Long-term loans receivable	606	587
Other	1,568	1,458

	4,666	4,533

15.    Accrued liabilities

	March 31,	September 30,
	2002	2001
Employee related costs	2,612	2,876
Income and other taxes	2,197	1,827
Warranties	1,571	1,555
Accrued losses on uncompleted contracts	1,198	1,188
Other	2,942	3,418

	10,520	10,864

16.    Other current liabilities

	March 31,	September 30,
	2002	2001
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	8,260	7,320
Payroll and social security taxes	2,072	2,431
Sales and other taxes	529	624
Bonus obligations	612	1,137
Liabilities to associated and related companies	301	575
Deferred income	911	938
Accrued interest	274	175
Other liabilities	2,717	6,271

	15,676	19,471

In the second quarter of fiscal 2002, Vodafone AG exercised its option to sell its 50% minus two shares stake in Atecs Mannesmann AG to Siemens. On March 1, 2002, the Company paid the deferred purchase price of approximately € 3.7 billion which had been included in “Other liabilities” as of September 31, 2001.

17.    Restructuring

For the first six months ended March 31, 2002, Siemens recorded €261 in restructuring charges and asset write-downs. The restructuring charges related to a program begun in the fourth quarter of fiscal 2001 to reduce the Company’s

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

workforce in the Information and Communications business area and the Power Transmission and Distribution business group. In addition, the Company incurred restructuring charges for the Automation & Drives and the Industrial Solutions & Services business groups within the Automation and Control area. For the first six months of fiscal year 2002, restructuring charges of €202 were recorded as an expense of which €130 were additions to accrued liabilities. Additionally, €229 of accrued restructuring expense were paid. On March 31, 2002, “Accrued liabilities” and “Other current liabilities” for restructuring totaled €483.

18.    Other accruals and provisions

	March 31,	September 30,
	2002	2001
Remediation and environmental accruals	733	728
Deferred income	255	254
Other long-term accruals	2,286	1,975

	3,274	2,957

19.    Shareholders’ equity

Capital increases

In the first six months of fiscal 2002, capital stock increased by €6 through the issuance of 2,000,000 shares from the Authorized Capital 2001/II with respect to our employee share program (see Treasury stock below).

In the first six months of fiscal 2002, capital stock increased by €8 thousand through the issuance of 2,550 shares from the conditional capital as settlement to former shareholders of SNI AG who had not tendered their SNI share certificates by September 30, 2001.

In the first six months, capital stock increased by €373 thousand through the issuance of 124,301 shares from conditional capital related to stock option exercises.

Treasury stock

In the first six months of fiscal 2002, Siemens repurchased a total of 2,293,434 shares at an average price of €72.86 including the 2,000,000 shares related to the capital increase for our employee share program. Including the 1,116 shares of treasury stock held at the beginning of the fiscal year, 2,243,598 shares were sold to employees. A majority of these shares were sold to employees at a preferential price of €40.39 per share. As of March 31, 2002, 50,952 shares of stock remained in treasury with a carrying amount of €4.

20.    Stock-based compensation

On December 13, 2001, the Supervisory Board and Managing Board granted options exercisable for approximately 7.4 million shares of which options exercisable for 151,000 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price was €87.19 which is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The options are subject to a two-year vesting period, after which they may be exercised for a period of up to three years.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Details on option activity and weighted average exercise prices for the six months ended March 31, 2002 are as follows:

	Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,963,672	€76.27
Granted on December 13, 2001	7,357,139	€87.19
Options exercised	(126,551)	€57.73
Options forfeited	(373,768)	€86.37

Outstanding, end of period	11,820,492	€82.79

Exercisable, end of period	1,644,974	€57.73

Fair value information

The Company uses the Black-Scholes option pricing model to determine the fair value of grants. The fair value of the options granted on December 13, 2001 under the 2001 Siemens Stock Option Plan was €23.36. The fair value of grants made during the first quarter of fiscal year 2002 is as follows:

Assumptions at grant date
Risk-free interest rate	4.12%
Expected dividend yield	1.41%
Expected volatility	62.55%
Expected option life	4 years
Estimated fair value of options	€23.36

The Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options may have characteristics that vary significantly from traded options and because changes in subjective assumptions can materially affect the fair value of the option, it is management’s opinion that existing models do not necessarily provide a single reliable measure of fair value.

21.    Earnings per share

	Six months ended March 31,
	2002	2001
	(shares in thousands)
Net income	1,819	1,578
Weighted average shares outstanding – basic	888,760	883,287
Effect of dilutive stock options	250	513

Weighted average shares outstanding – diluted	889,010	883,800
Basic earnings per share	2.05	1.79
Diluted earnings per share	2.05	1.79

22.    Segment information

The Company’s segments are organized based on the nature of products and services provided.

The segment information is subdivided on a primary level into three components: Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury. The accounting policies of these components (and the segments included) are generally the same as those used for Siemens worldwide. Corporate

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

The Company’s profitability measure for its Operations segments is earnings before financing interest, certain pension costs, income taxes, purchased in-process research and development (IPR&D) and certain one-time items (EBIT). In fiscal 2001, the Company’s profitability measure for its Operations segments was EBITA which excluded the amortization of goodwill. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and other intangible assets, and no longer amortizes goodwill. Consistent with this change, EBITA is now referred to as EBIT. In the first six months of fiscal 2001, goodwill amortization of €186 and IPR&D of €47 was excluded from EBITA. In the six months ended March 31, 2002, the Company did not incur IPR&D expenses.

Until March 31, 2001, the service cost component of domestic net periodic pension cost was included in the measure of segment profitability. Beginning April 2001, management decided to discontinue the allocation of the service cost component of domestic pension costs to the Operations segments. Beginning fiscal year 2002, interest costs, expected return on plan assets and amortization of unrecognized gains and losses of foreign net periodic pension costs are no longer included in the measure of segment profitability but rather are included in “Corporate, eliminations”. EBIT of the Operations segments for the six months ended March 31, 2002 would have been €77 lower if net periodic pension costs were allocated in the same manner as in the first six months of fiscal 2001.

Net capital employed is the asset measure used to assess the performance for the Operations segments. It represents total assets less tax assets, less certain accruals and less non-interest bearing liabilities other than tax liabilities. Due to the adoption of SFAS 142 and the related change in the definition of segment profitability discussed above, as of October 1, 2001, Net capital employed is (referred to as EBITA assets in fiscal 2001) is no longer reduced for amortization of goodwill. EBITA asset amounts for the Operations segments as of September 30, 2001, have been restated to reflect this change.

Corporate, eliminations

Corporate, eliminations in the column EBIT consists of:

	Six months ended March 31,
	2002	2001
Corporate headquarters expenses and charges	(321)	(377)
Gains on sales of available-for-sale securities	—	227
Non-allocated pension related income (expense)	(118)	84
Equity earnings (losses) from centrally held equity investees	(40)	38
Eliminations, other	66	(109)

	(413)	(137)

For the six months ended March 31, 2002, “Equity earnings (losses) from centrally held equity investees” includes Siemens’ share of the net loss incurred by Infineon following its deconsolidation in the first quarter. For the six months ended March 31, 2002, “Eliminations, other” includes the gain on the sale of a centrally held investment of €66. For the six months ended March 31, 2001, “Eliminations, other” includes the loss on the sale of a domestic equity and fixed income fund of €209 offset by the positive resolution of certain asset disposal contingencies of €112.

Reconciliation to financial statements

“Other interest expense” of Operations relates primarily to interest paid on debt and corporate financing

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

transactions through Corporate Treasury.

“Gains on sales and dispositions of significant business interests” are shown under Reconciliation to financial statements. For the first six months of fiscal 2002, such amount include a gains of €936 from the sale of 63.1 million Infineon shares in open market transactions.

The following table reconciles total assets of the Operations component to net capital employed assets as disclosed in Segment Information.

Reconciliation to Net capital employed

	March 31,	September 30,
	2002	2001
Total assets	74,101	70,917
Intracompany financing receivables and investments	(12,665)	(8,305)
Tax related assets	(3,935)	(4,335)
Pension plans and similar commitments	(4,767)	(4,653)
Accruals	(6,852)	(6,977)
Liabilities to third parties	(25,231)	(28,034)

Total reconciliation	(53,450)	(52,304)

Net capital employed	20,651	18,613

Financing and Real Estate

The Company’s performance measurement for its Financing and Real Estate segments is income before income taxes. In contrast to the performance measurement used for the Operations segments, interest income is a prime performance driver for the segments within this category.

For the six months ended March 31, 2002 and 2001, income before income taxes at SFS includes interest revenue of €265 and €304, respectively, and interest expense of €160 and €194, respectively. For the six months ended March 31, 2002 and 2001, income before income taxes at SRE includes interest revenue of €5 and €9, respectively and interest expense of €69 and €78, respectively.

Eliminations, reclassifications and Corporate Treasury

Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, certain currency and interest rate derivative instruments, and the activities of Infineon for the two months ended November 30, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 6, 2002

By:	/s/ CHARLES HERLINGER
Name: Charles Herlinger Title: Vice President and Corporate Controller

By:	/s/ BERND VOGT
Name: Bernd Vogt Title: Deputy Vice President